Filed Pursuant to Rule 424(b)(3)
Registration No. 333-184047

Prospectus

Boston Therapeutics, Inc.

20,000,000 Shares of Common Stock
Warrants to purchase up to 10,000,000 Shares of Common Stock
10,000,000 Shares of Common Stock underlying the Warrants

This prospectus relates to the sale of up to 20,000,000 shares of our common stock, par value $0.001 per share, and  warrant(s) to purchase up to 10,000,000 shares of our common stock.  The common stock is being offered and sold at a price of $0.50 per share.  Purchasers of our common stock will automatically receive a warrant to purchase 1 share of common stock for each 2 shares of common stock that they purchase in this offering without the payment of additional consideration for the warrant.  The warrants are exercisable at any time after the closing date and on or before the fifth anniversary of their initial exercise date at an exercise price of $1.00 per share.  This prospectus also relates to the purchase of up to 10,000,000 shares of our common stock that are issuable upon the exercise of the warrants offered hereunder.

We are a Delaware corporation formed on August 24, 2009 for the purpose of developing, manufacturing and commercializing therapeutic molecules for diabetes and inflammatory diseases.  The Company’s initial focus is on SUGARDOWN®, a non-systemic chewable tablet designed to regulate post-meal blood glucose; PAZ320, a non-systemic chewable tablet that is a therapeutic drug designed to reduce elevation of post-meal blood glucose , and IPOXYN™, an injectable anti-hypoxia drug designed to universally carry oxygen to treat lower limb ischemia associated with diabetes. More information is available at www.bostonti.com.

Our common stock is traded on the over-the-counter (OTC) Bulletin Board. There is currently a limited market for our shares of common stock. There can be no assurance that a market for our common stock will be sustained. Therefore, purchasers of our shares registered hereunder may be unable to sell their securities because our shares are thinly traded. As a result, you may find it more difficult to dispose of, or obtain accurate quotes of our common stock. The Warrants being offered by this Prospectus, which are registered for sale under the Registration Statement of which this Prospectus forms a part, are not currently traded on the OTC Bulletin Board or on any other exchange and the Company has no present intention of causing them to be so traded.

INVESTMENT IN THE OFFERED SECURITIES INVOLVES SUBSTANTIAL RISK. IN REVIEWING THIS PROSPECTUS, YOU SHOULD CAREFULLY CONSIDER THE MATTERS DESCRIBED UNDER THE HEADING "RISK FACTORS".

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE DATE OF THIS PROSPECTUS IS October 15, 2012

TABLE OF CONTENTS

Prospectus Summary	2
The Offering	4
Risk Factors	5
Use of Proceeds	15
Dividend Policy	15
Legal Proceedings	15
Directors, Executive Officers, Promoters and Control Persons	15
Security Ownership of Certain Beneficial Owners and Management	17
Description of Business	18
Management’s Discussion and Analysis of Financial Condition and Results of Operations	30
Description of Property	32
Certain Relationships and Related Transactions	32
Director and Executive Compensation	33
Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	36
Descriptions of Capital Stock	37
Shares Available for Future Sale	38
Plan of Distribution	38
Determination of Price	40
Market for Common Equity and Related Stockholder Matters	40
Additional Information	40
Indemnification of Directors and Officers	41
Legal Matters	42
Experts	42
Financial Statements	F-1

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this Prospectus. To understand this offering fully, you should read the entire Prospectus carefully. Unless the context otherwise requires, references contained in this Prospectus to the “Company,” “Avanyx,” “we,” “us,” or “our” shall mean Boston Therapeutics, Inc., a Delaware corporation formed on August 24, 2009, formerly known as Avanyx Therapeutics, Inc.

Overview

We were organized as a Delaware corporation (the “Company,” “we,” “our”, and “us”) on August 24, 2009 under the name “Avanyx Therapeutics, Inc.” On November 10, 2010, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Boston Therapeutics, Inc., a New Hampshire corporation (“BTI”) providing for the merger of BTI into the Company with the Company being the surviving entity (the “Merger”), the issuance by the Company of 4,000,000 shares of common stock to the stockholders of BTI in exchange for 100% of the outstanding common stock of BTI, and the change of the Company’s name to Boston Therapeutics, Inc. David Platt, the Company’s Chief Executive Officer and Chief Financial Officer, is a founder of BTI and was a director and minority stockholder of BTI at the time of the Merger. Dr. Platt received 400,000 shares of our common stock in connection with the Merger. Kenneth A. Tassey, Jr., who became our President shortly after the Merger, was the Chief Executive Officer, President and principal stockholder of BTI at the time of the Merger. Mr. Tassey received 3,200,000 shares of our common stock in connection with the Merger.

At the time of the merger, BTI was in the business of developing and commercializing, among other things, dietary supplements including its initial product, SUGARDOWN®, a complex carbohydrate based dietary supplement based on BTI’s proprietary processes and technology.  SUGARDOWN® is currently in the initial stage of market introduction. We believe that SUGARDOWN® has significant revenue and positive cash flow potential.

We are a development stage company with limited operating history, which makes it difficult to evaluate our current business and future prospects, and may increase the risk of your investment.

Our primary business is the development, manufacture and commercialization of therapeutic drugs and dietary supplements based on complex carbohydrate chemistry to initially treat diabetes and inflammatory diseases.   We are currently focusing on two products:  SUGARDOWN®, a non-systemic, chewable tablet dietary supplement designed to moderate post-meal blood glucose levels that we are currently marketing and PAZ320, a chewable table designed to lower after meal blood glucose levels.  PAZ320 recently completed a Phase ll clinical trial at Dartmouth Hitchcock Medical Center.

We intend to develop and manufacture IPOXYN™, a glyco-protein-based therapeutic agent that incorporates our proprietary processes and patented technology.  Our IPOXYN™ anti-hypoxia drug consists of a stabilized glycoprotein composition containing oxygen-rechargeable iron, targeting both human and animal tissues and organ systems deprived of oxygen and in need of metabolic support.  IPOXYN™ is based on novel unproven technologies.  We may be unsuccessful in developing these technologies into drugs which the United States Food and Drug Administration (FDA) ultimately will approve.

We have completed development of SUGARDOWN® and are marketing it as a dietary supplement.     We are not required to attain FDA approval in order to offer SUGARDOWN® in this manner. We are required to either comply with certain FDA guidelines with respect to certain marketing claims for SUGARDOWN®, or to file those claims with the FDA. We believe that we comply with those guidelines.

We have voluntarily filed thirty structural and functional claims with the FDA with respect to SUGARDOWN® which describe the proposed mechanism of action of SUGARDOWN® in reducing post-meal elevation of glucose in the blood.   If we choose to offer SUGARDOWN® as a drug, it will be subject to a drug approval process with the FDA.

Our independent auditors noted in their report accompanying our financial statements for the year ending December 31, 2011 that the Company’s limited resources and operating history, as well as operating losses raise substantial doubt about the Company’s ability to continue as a going concern.  For the period from inception on August 29, 2009 through December 31, 2011, we had a net loss of $1,213,284, ($1,752,678 as of June 30, 2012) of which $827,168 was incurred during the fiscal year ended December 31, 2011. As of December 31, 2011, the Company had $225,995 cash on hand ($417,510 as of June 30, 2012).

We do not currently have sufficient capital resources to fund operations.  To stay in business and to continue the development of PAZ320 and IPOXYN™ we will need to raise additional capital through public or private sales of our securities, debt financing or short term bank loans, or a combination of the foregoing.  We believe that if we can raise $3,000,000 to $5,000,000 in this offering it will be sufficient to provide working capital over the next approximately 12 months, and we will be able to complete clinical trials of SUGARDOWN®, PAZ320 and pre-clinical studies of IPOXYN™.

Our shares of common stock are not listed on any national securities exchange.  Quotes for our common stock are available on the OTC Bulletin Board.  Our stock symbol is BTHE.  There can be no assurance that a market for such securities will develop.  We have an agreement with one broker dealer to make a market for our securities, and the lack of multiple relationships could adversely impact the price and liquidity of our securities.

We have not applied to register the shares in any state.  An exemption from registration will be relied upon in the states where the shares are distributed and may only be traded in such jurisdictions after compliance with applicable securities laws.  There can be no assurances that the shares will be eligible for sale or resale in such jurisdictions. We may apply to register the shares in several states for secondary trading; however we are under no requirement to do so.

Our only current officers are David Platt and Ken Tassey.  We are dependent upon both Dr. Platt and Mr. Tassey for implementation of our proposed expansion strategy and execution of our business plan. The loss of Dr. Platt or Mr. Tassey could have a material adverse effect upon our results of operations and financial position and could delay or prevent the achievement of our business objectives.

The preceding summary is qualified in its entirety by the detailed information appearing elsewhere in this Prospectus.  The securities offered hereby are speculative and involve a high degree of risk. See "Risk Factors."

THE OFFERING

Issuer	Boston Therapeutics, Inc.
Securities Offered
Up to 20,000,000 shares of our common stock, $0.001 par value per share; warrants to purchase up to 10,000,000 shares of common stock; and up to 10,000,000 shares of common stock issuable upon exercise of the warrants. Purchasers of our common stock will automatically receive a warrant to purchase 1 share of common stock for every 2 shares of common stock that they purchase in this offering without payment of additional consideration for the warrant.

Offering Price	$0.50 per share of common stock.

Description of Warrants
The warrants will be exercisable on or after the applicable closing date of this offering through and including the close of business on the fifth anniversary of the closing date at an exercise price of $1.00 per share.

Offering Price

$0.50 per share of common stock.  The offering price of the shares has been arbitrarily determined by us based on limited trading of our stock.  The offering price of the shares bears no relationship to the assets, earnings or book value.   This is an arbitrary price and we can offer no assurances that the $0.50 price bears any relation to the value of the shares as of the date of this Prospectus.

Common Stock Outstanding Before the Offering	17,348,206 shares.
Common Stock Outstanding After the Offering	Up to 37,348,206 shares, which does not include 10,000,000 shares of common stock issuable upon exercise of the warrants offered hereby.

No minimum
There is no minimum for this offering. No arrangements have been made to place funds into an escrow or any similar account. We may conduct one or multiple closings.  Upon receipt, offering proceeds will be deposited into our operating account and used to conduct our business and operations.  We will then issue and deliver the securities.

Use of Proceeds	We intend to use the net proceeds from this offering to continue to develop and market SUGARDOWN®, PAZ320, IPOXYN™ to build a management team, for general corporate purposes and working capital.
OTC BB Symbol for Common Stock	BTHE

Transfer Agent and Registrar for our Shares:	Worldwide Stock Transfer, LLC 433 Hackensack Ave - Level L Hackensack, NJ 07601 Phone: 201-820-2008 Fax: 201-820-2010

Issuer’s Address:	1750 Elm Street, Suite 103
Manchester, NH 03104
Telephone Number:	603-935-9799

RISK FACTORS

The securities offered herein are highly speculative. You should carefully consider the following risk factors and other information in this Prospectus. If any of the following risks actually occur, our business and financial results could be negatively affected to a significant extent, and you may lose all or part of your investment.

The Company considers the following to be all the material risks to an investor regarding this offering. The Company should be viewed as a high-risk investment and speculative in nature. An investment in our common stock may result in a complete loss of the invested amount. Please consider the following risk factors before deciding to invest in our common stock.

RISKS RELATED TO OUR COMPANY

IF WE DO NOT RECEIVE ADDITIONAL FUNDING, WE WOULD HAVE TO CURTAIL OR CEASE DEVELOPMENT STAGE OPERATIONS.

For the period from inception on August 29, 2009 through December 31, 2011, we had a net loss of $1,213,284, ($1,752,678 as of June 30, 2012) of which $827,168 was incurred during the fiscal year ended December 31, 2011. As of December 31, 2011, the Company had $225,995 cash on hand ($417,510 as of June 30, 2012). We do not currently have sufficient capital resources to fund operations and clinical trials. Our Chief Executive Officer has made loans to the Company to fund operations, and the Company raised $522,997 in a private placement in 2011 and raised $500,000 of equity investment in two $250,000 tranches from a subsidiary of Advance Pharmaceutical Company Ltd. (APC) in 2012. APC is a privately-held company based in Hong Kong and has exclusive distribution rights for SUGARDOWN® in Hong Kong, China and Macau. To stay in business, we will need to raise additional capital through public or private sales of our securities, debt financing or short-term bank loans, or a combination of the foregoing.

We will need additional capital to fully implement our business, operating and development plans. However, additional funding from an alternate source or sources may not be available to us on favorable terms, if at all. To the extent that money is raised through the sale of our securities, the issuance of those securities could result in dilution to our existing security holders. If we raise money through debt financing or bank loans, we may be required to secure the financing with some or all of our business assets, which could be sold or retained by the creditor should we default in our payment obligations. If we fail to raise sufficient funds, we would have to curtail or cease operations.

Management has developed what it believes is a viable plan to continue as a going concern. The plan relies upon our ability to obtain additional sources of capital and financing. Our Chief Executive Officer intends to provide us with minimal cash to fund critical needs until we are able to raise additional capital from an offering of securities but there is no guarantee that he will do so or will do so for any extended period of time. Presently we do not have any existing sources or plans for financing other than the sale of securities in a private placement transaction, or loans from our Chief Executive Officer. We do not expect to generate significant revenues from the sale of SUGARDOWN® or other products in the near term. If we are unable to receive additional financing, we may be required to cease operations. There is no guarantee that we will be able to generate sufficient revenues from the sale of SUGARDOWN® or other products in the near term to fund our operations. If we are unable to generate sufficient revenues or receive additional financing, we may be required to cease operations.

WE ARE A DEVELOPMENT STAGE COMPANY WITH NO OPERATING HISTORY WHICH MAKES IT DIFFICULT TO EVALUATE OUR CURRENT BUSINESS AND FUTURE PROSPECTS.

We are a development-stage company with no operating history, and our proposed operations are subject to all of the risks inherent in establishing a new business enterprise. The likelihood of our success must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the formation of a new business, the development of new technologies or those subject to clinical testing, and the competitive and regulatory environment in which we will operate. We have made initial sales of our SUGARDOWN® product as a dietary supplement and, while we expect to continue selling that product, we have no other products available for sale, and none are expected to be commercially available for at least eighteen months, if at all. We may never obtain Food and Drug Administration (“FDA”) approval of our products in development and, even if we do so and are also able to commercialize our products, we may never generate revenue sufficient to become profitable. Our failure to generate revenue and profit would likely cause our securities to decrease in value and/or become worthless.

ADDITIONAL FINANCING REQUIRED TO IMPLEMENT OUR BUSINESS PLAN MAY NOT BE AVAILABLE ON FAVORABLE TERMS OR AT ALL, AND WE MAY HAVE TO ACCEPT FINANCING TERMS THAT WOULD ADVERSELY AFFECT OUR SHAREHOLDERS.

We will need to continue to conduct significant research, development, testing and regulatory compliance activities for SUGARDOWN®, PAZ320 and IPOXYN™ that, together with projected general and administrative expenses, we expect will result in substantial operating losses for the foreseeable future. We do not expect to be generating sales or other revenue from SUGARDOWN® alone to fund operations and will remain dependent on outside sources of financing until that time and we will need to raise funds from additional financing. We have no commitments for any financing at this time, and any financing commitments may result in dilution to our existing stockholders. We may have difficulty obtaining additional funding, and we may have to accept terms that would adversely affect our stockholders. For example, the terms of any future financings may impose restrictions on our right to declare dividends or on the manner in which we conduct our business. Additionally, we may raise funding by issuing convertible notes, which if converted into shares of our common stock would dilute our then shareholders interests. Lending institutions or private investors may impose restrictions on a future decision by us to make capital expenditures, acquisitions or significant asset sales. If we are unable to raise additional funds, we may be forced to curtail or even abandon our business plan.

OUR ABILITY TO GROW AND COMPETE IN THE FUTURE WILL BE ADVERSELY AFFECTED IF ADEQUATE CAPITAL IS NOT AVAILABLE.

The ability of our business to grow and compete depends on the availability of adequate capital, which in turn depends in large part on our cash flow from operations and the availability of equity and debt financing. Our cash flow from operations may not be sufficient or we may not be able to obtain equity or debt financing on acceptable terms or at all to implement our growth strategy. As a result, adequate capital may not be available to finance our current growth plans, take advantage of business opportunities or respond to competitive pressures, any of which could harm our business.

OUR PRODUCTS ARE BASED ON NOVEL, UNPROVEN TECHNOLOGIES.

Our drug candidates in development are based on novel unproven technologies using proprietary carbohydrate compounds in combination with FDA approved drugs currently used in the treatment of ischemia, anemia and trauma and other diseases. Carbohydrates are difficult to synthesize, and we may not be able to synthesize carbohydrates that would be usable as delivery vehicles for the anti-hypoxia drugs we are working with or other therapeutics we intend to develop. Although we have completed certain animal studies that we believe were successful, pre-clinical results in animal studies are not necessarily predictive of outcomes in human clinical trials. Clinical trials are expensive, time-consuming and may not be successful. They involve the testing of potential therapeutic agents, or effective treatments, in humans, typically in three phases, to determine the safety and efficacy of the products necessary for an approved drug. Many products in human clinical trials fail to demonstrate the desired safety and efficacy characteristics. Even if our products progress successfully through initial human testing, they may fail in later stages of development. We may engage others to conduct our clinical trials, including clinical research organizations and, possibly, government-sponsored agencies. These trials may not start or be completed as we forecast, or may not achieve desired results.

WE MAY BE UNABLE TO COMMERCIALIZE OUR PRODUCTS.

Even if our current and anticipated products achieve positive results in clinical trials, we may be unable to commercialize them. Potential products may fail to receive necessary regulatory approvals, and such products, along with products such as SUGARDOWN® which do not require regulatory approval, may be difficult to manufacture on a large scale, be uneconomical to produce, fail to achieve market acceptance, or be precluded from commercialization by proprietary rights of third parties. Our inability to commercialize our products would substantially impair the viability of our company.

WE HAVE ESTABLISHED PREFERRED STOCK WHICH CAN BE DESIGNATED BY THE COMPANY'S BOARD OF DIRECTORS WITHOUT SHAREHOLDER APPROVAL.

The Company has authorized 5,000,000 shares of preferred stock. The shares of preferred stock of the Company may be issued from time to time in one or more series, each of which shall have a distinctive designation or title as shall be determined by the Board of Directors of the Company ("Board of Directors") prior to the issuance of any shares thereof. The preferred stock shall have such voting powers, full or limited, or no voting powers, and such preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof as adopted by the Board of Directors. Because the Board of Directors is able to designate the powers and preferences of the preferred stock without the vote of a majority of the Company's shareholders, shareholders of the Company will have no control over what designations and preferences the Company's preferred stock will have. If preferred stock is designated and issued, then depending upon the designation and preferences, the holders of the shares of preferred stock may exercise voting control over the Company. As a result of this, the Company's shareholders will have no control over the designations and preferences of the preferred stock and as a result the operations of the Company.

OUR MANAGEMENT AND ONE SIGNIFICANT SHAREHOLDER COLLECTIVELY OWN A SUBSTANTIAL MAJORITY OF OUR COMMON STOCK.

Collectively, our officers, our directors and one significant shareholder own or exercise voting and investment control around 78.68% of our outstanding common stock. As a result, investors may be prevented from affecting matters involving the Company, including:

●	the composition of our Board of Directors and, through it, any determination with respect to our business direction and policies, including the appointment and removal of officers;
●	any determinations with respect to mergers or other business combinations;
●	our acquisition or disposition of assets; and
●	our corporate financing activities.

Furthermore, this concentration of voting power could have the effect of delaying, deterring or preventing a change of control or other business combination that might otherwise be beneficial to our stockholders. This significant concentration of share ownership may also adversely affect the trading price for our common stock because investors may perceive disadvantages in owning stock in a company that is controlled by a small number of stockholders.

WE ARE DEPENDENT UPON OUR TWO OFFICERS FOR MANAGEMENT AND DIRECTION AND THE LOSS OF THESE PERSONS COULD ADVERSELY AFFECT OUR OPERATIONS AND RESULTS.

Our only current officers are David Platt and Ken Tassey. We are dependent upon both Dr. Platt and Mr. Tassey for implementation of our proposed expansion strategy and execution of our business plan. The loss of Dr. Platt or Mr. Tassey could have a material adverse effect upon its results of operations and financial position. We do maintain “key person” life insurance for both Dr. Platt and Mr. Tassey. The loss of Dr. Platt or Mr. Tassey could delay or prevent the achievement of our business objectives.

OUR LACK OF OPERATING EXPERIENCE MAY CAUSE US DIFFICULTY IN MANAGING OUR GROWTH WHICH COULD LEAD TO OUR INABILITY TO IMPLEMENT OUR BUSINESS PLAN.

We have limited experience in manufacturing or procuring products in commercial quantities, conducting other later-stage phases of the regulatory approval process, selling pharmaceutical products, or negotiating, establishing and maintaining strategic relationships. Any growth of our company will require us to expand our management and our operational and financial systems and controls. If we are unable to do so, our business and financial condition would be materially harmed. If rapid growth occurs, it may strain our operational, managerial and financial resources.

WE WILL DEPEND ON THIRD PARTIES TO MANUFACTURE AND MARKET OUR PRODUCTS AND TO DESIGN TRIAL PROTOCOLS, ARRANGE FOR AND MONITOR THE CLINICAL TRIALS, AND COLLECT AND ANALYZE DATA.

We do not have, and do not now intend to develop, facilities for the manufacture of any of our products for clinical or commercial production. In addition, we are not a party to any long-term agreement with any of our suppliers, and accordingly, we have our products manufactured on a purchase-order basis from one of two primary suppliers. We will need to develop relationships with manufacturers and enter into collaborative arrangements with licensees or have others manufacture our products on a contract basis. We expect to depend on such collaborators to supply us with products manufactured in compliance with standards imposed by the FDA and foreign regulators.

In addition, we have limited experience in marketing, sales or distribution, and we do not intend to develop a sales and marketing infrastructure to commercialize our pharmaceutical products. While we currently have an agreement with Advance Pharmaceutical Co. Ltd. to develop markets in Hong Kong, China and Macau and have received a commercial purchase order from a distributor in Italy for SUGARDOWN®, if we develop additional commercial products, we will need to rely on licensees, collaborators, joint venture partners or independent distributors to market and sell those products and we may need to rely on additional third parties to market SUGARDOWN®.

Moreover, as we develop products eligible for clinical trials, we contract with independent parties to design the trial protocols, arrange for and monitor the clinical trials, collect data and analyze data. In addition, certain clinical trials for our products may be conducted by government-sponsored agencies and will be dependent on governmental participation and funding. Our dependence on independent parties and clinical sites involves risks including reduced control over the timing and other aspects of our clinical trials.

WE ARE EXPOSED TO PRODUCT LIABILITY, PRE-CLINICAL AND CLINICAL LIABILITY RISKS WHICH COULD PLACE A SUBSTANTIAL FINANCIAL BURDEN UPON US, SHOULD WE BE SUED, BECAUSE WE DO NOT CURRENTLY HAVE PRODUCT LIABILITY INSURANCE OR GENERAL INSURANCE COVERAGE.

Our business exposes us to potential product liability and other liability risks that are inherent in the testing, manufacturing and marketing of pharmaceutical formulations and products. Such claims may be asserted against us. In addition, the use in our clinical trials of pharmaceutical formulations and products that our potential collaborators may develop and the subsequent sale of these formulations or products by us or our potential collaborators may cause us to bear a portion of or all product liability risks. A successful liability claim or series of claims brought against us could have a material adverse effect on our business, financial condition and results of operations.

We currently maintain product liability insurance with respect to SUGARDOWN®. There is no guarantee that such insurance will provide adequate coverage against our potential liabilities. Since we do not currently have any FDA-approved products or formulations, we do not currently have any other product liability insurance covering commercialized products. We may not be able to obtain or maintain adequate product liability insurance, when needed, on acceptable terms, if at all, or such insurance may not provide adequate coverage against our potential liabilities. Furthermore, our current and potential partners with whom we have collaborative agreements or our future licensees may not be willing to indemnify us against these types of liabilities and may not themselves be sufficiently insured or have sufficient liquidity to satisfy any product liability claims. Claims or losses in excess of any product liability insurance coverage that may be obtained by us could have a material adverse effect on our business, financial condition and results of operations.

In addition, we may be unable to obtain or to maintain clinical trial or directors and officers liability insurance on acceptable terms, if at all. Any inability to obtain and/or maintain insurance coverage on acceptable terms could prevent or limit the commercialization of any products we develop.

DEVELOPMENT OF OUR PRODUCTS MAY INVOLVE THE USE OF HAZARDOUS MATERIALS WHICH MAY INCREASE OUR EXPENSES OR DELAY THE COMPLETION OF OUR PRODUCTS.

Pharmaceutical research and development involves the controlled use of hazardous materials. Biotechnology and pharmaceutical companies must comply with laws and regulations governing the use, generation, manufacture, storage, air emission, effluent discharge, handling and disposal of certain materials, biological specimens and wastes. While we do not anticipate building in-house research, development or manufacturing facilities, and, accordingly, do not expect to have to comply directly with environmental regulations, our contractors and others conducting research, development or manufacturing activities for us may be required to incur significant compliance costs.  These costs could in turn could increase our expense or delay our completion of research or manufacturing programs.

IF USERS OF OUR PROPOSED PRODUCTS ARE UNABLE TO OBTAIN ADEQUATE REIMBURSEMENT FROM THIRD-PARTY PAYERS, OR IF NEW RESTRICTIVE LEGISLATION IS ADOPTED, MARKET ACCEPTANCE OF OUR PROPOSED PRODUCTS MAY BE LIMITED AND WE MAY NOT ACHIEVE REVENUES.

The continuing efforts of government and insurance companies, health maintenance organizations (“HMOs”) and other payers of healthcare costs to contain or reduce costs of health care may affect our future revenues and profitability, and the future revenues and profitability of our potential customers, suppliers and collaborative partners and the availability of capital. For example, in certain foreign markets, pricing or profitability of prescription pharmaceuticals is subject to government control. In the U.S., given recent federal and state government initiatives directed at lowering the total cost of health care, the U.S. Congress and state legislatures will likely continue to focus on health care reform, the cost of prescription pharmaceuticals and on the reform of the Medicare and Medicaid systems. While we cannot predict whether any such legislative or regulatory proposals will be adopted, the announcement or adoption of such proposals could materially harm our business, financial condition and results of operations.

Our ability to commercialize our proposed products will depend in part on the extent to which appropriate reimbursement levels for the cost of our proposed formulations and products and related treatments are obtained by governmental authorities, private health insurers and other organizations, such as HMOs. Third-party payers are increasingly challenging the prices charged for medical drugs and services. Also, the trend toward managed health care in the U.S. and the concurrent growth of organizations such as HMOs, which could control or significantly influence the purchase of health care services and drugs, as well as legislative proposals to reform health care or reduce government insurance programs, may all result in lower prices for or rejection of our products.

THERE ARE RISKS ASSOCIATED WITH OUR RELIANCE ON THIRD PARTIES FOR MARKETING, SALES AND DISTRIBUTION INFRASTRUCTURE AND CHANNELS.

We expect that we will be required to enter into agreements with commercial partners to engage in sales, marketing and distribution efforts around our products in development. We may be unable to establish or maintain third-party relationships on a commercially reasonable basis, if at all. In addition, these third parties may have similar or more established relationships with our competitors. If we do not enter into relationships with third parties for the sales and marketing of our proposed products, we will need to develop our own sales and marketing capabilities.

We may be unable to engage qualified distributors. Even if engaged, these distributors may:

●	fail to satisfy financial or contractual obligations to us;
●	fail to adequately market our products;
●	cease operations with little or no notice to us; or
●	offer, design, manufacture or promote competing formulations or products.

If we fail to develop sales, marketing and distribution channels, we would experience delays in generating sales and incur increased costs, which would harm our financial results.

WE WILL BE SUBJECT TO RISKS IF WE SEEK TO DEVELOP OUR OWN SALES FORCE.

If we choose at some point to develop our own sales and marketing capability, our experience in developing a fully integrated commercial organization is limited. If we choose to establish a fully integrated commercial organization, we will likely incur substantial expenses in developing, training and managing such an organization. We may be unable to build a fully integrated commercial organization on a cost effective basis, or at all. Any such direct marketing and sales efforts may prove to be unsuccessful. In addition, we will compete with many other companies that currently have extensive and well-funded marketing and sales operations. Our marketing and sales efforts may be unable to compete against these other companies. We may be unable to establish a sufficient sales and marketing organization on a timely basis, if at all.

IF WE ARE UNABLE TO CONVINCE PHYSICIANS AS TO THE BENEFITS OF OUR PROPOSED PRODUCTS, WE MAY INCUR DELAYS OR ADDITIONAL EXPENSE IN OUR ATTEMPT TO ESTABLISH MARKET ACCEPTANCE.

Broad use of our proposed products may require physicians to be informed regarding our proposed products and the intended benefits. Inability to carry out this physician education process may adversely affect market acceptance of our proposed products. We may be unable to timely educate physicians regarding our proposed products in sufficient numbers to achieve our marketing plans or to achieve product acceptance. Any delay in physician education may materially delay or reduce demand for our products. In addition, we may expend significant funds toward physician education before any acceptance or demand for our proposed products is created, if at all.

RISKS RELATED TO OUR INDUSTRY

WE WILL NEED REGULATORY APPROVALS TO COMMERCIALIZE OUR PRODUCTS AS DRUGS

We currently offer SUGARDOWN® as a dietary supplement. We are not required to attain FDA approval in order to offer SUGARDOWN® in this manner. If we choose to offer SUGARDOWN®, PAZ320 or IPOXYN™, or any other product as a drug, we are required to obtain approval from the FDA in order to sell our products in the U.S. and from foreign regulatory authorities in order to sell our products in other countries. The FDA’s review and approval process is lengthy, expensive and uncertain. Extensive pre-clinical and clinical data and supporting information must be submitted to the FDA for each indication for each product candidate in order to secure FDA approval. Before receiving FDA clearance to market our proposed products, we will have to demonstrate that our products are safe and effective on the patient population and for the diseases that are to be treated. Clinical trials, manufacturing and marketing of drugs are subject to the rigorous testing and approval process of the FDA and equivalent foreign regulatory authorities. The Federal Food, Drug and Cosmetic Act and other federal, state and foreign statutes and regulations govern and influence the testing, manufacture, labeling, advertising, distribution and promotion of drugs and medical devices. As a result, regulatory approvals can take a number of years or longer to accomplish and require the expenditure of substantial financial, managerial and other resources. The FDA could reject an application or require us to conduct additional clinical or other studies as part of the regulatory review process. Delays in obtaining or failure to obtain FDA approvals would prevent or delay the commercialization of our product candidates, which would prevent, defer or decrease our receipt of revenues. In addition, if we receive initial regulatory approval, our product candidates will be subject to extensive and rigorous ongoing domestic and foreign government regulation.

DATA OBTAINED FROM CLINICAL TRIALS ARE SUSCEPTIBLE TO VARYING INTERPRETATIONS, WHICH COULD DELAY, LIMIT OR PREVENT REGULATORY CLEARANCES.

Data already obtained, or in the future obtained, from pre-clinical studies and clinical trials do not necessarily predict the results that will be obtained from later pre-clinical studies and clinical trials. Moreover, pre-clinical and clinical data is susceptible to varying interpretations, which could delay, limit or prevent regulatory approval. A number of companies in the pharmaceutical industry have suffered significant setbacks in advanced clinical trials, even after promising results in earlier trials. The failure to adequately demonstrate the safety and effectiveness of a proposed formulation or product under development could delay or prevent regulatory clearance of the potential drug, resulting in delays to commercialization, and could materially harm our business. Our clinical trials may not demonstrate sufficient levels of safety and efficacy necessary to obtain the requisite regulatory approvals for our drugs, and thus our proposed drugs may not be approved for marketing.

OUR COMPETITIVE POSITION DEPENDS ON PROTECTION OF OUR INTELLECTUAL PROPERTY.

Development and protection of our intellectual property are critical to our business. All of our intellectual property, patented or otherwise, has been invented and/or developed by our CEO, David Platt. If we do not adequately protect our intellectual property, competitors may be able to practice our technologies. Our success depends in part on our ability to obtain patent protection for our products or processes in the U.S. and other countries, protect trade secrets, and prevent others from infringing on our proprietary rights.

Since patent applications in the U.S. are maintained in secrecy for at least portions of their pendency periods (published on U.S. patent issuance or, if earlier, 18 months from earliest filing date for most applications) and since other publication of discoveries in the scientific or patent literature often lags behind actual discoveries, we cannot be certain that we are the first to make the inventions to be covered by our patent applications. The patent position of biopharmaceutical firms generally is highly uncertain and involves complex legal and factual questions. The U.S. Patent and Trademark Office has not established a consistent policy regarding the breadth of claims that it will allow in biotechnology patents.

Some or all of our patent applications may not issue as patents or the claims of any issued patents may not afford meaningful protection for our technologies or products. In addition, patents issued to us or our licensors may be challenged and subsequently narrowed, invalidated or circumvented. Patent litigation is widespread in the biotechnology industry and could harm our business. Litigation might be necessary to protect our patent position or to determine the scope and validity of third-party proprietary rights, and we may not have the required resources to pursue such litigation or to protect our patent rights.

Although we will require our scientific and technical employees and consultants to enter into broad assignment of inventions agreements, and all of our employees, consultants and corporate partners with access to proprietary information to enter into confidentiality agreements, these agreements may not be honored. Currently, we do not have any scientific or technical employees. We have consultants and a network of uniquely experienced researchers, clinicians and drug developers, some of whom have signed or been asked to sign agreements.

PRODUCTS WE DEVELOP COULD BE SUBJECT TO INFRINGEMENT CLAIMS ASSERTED BY OTHERS.

We cannot assure that products based on our patents or intellectual property that we license from others will not be challenged by a third party claiming infringement of its proprietary rights. If we were not able to successfully defend our patents or licensed rights, we may have to pay substantial damages, possibly including treble damages, for past infringement.

It is not economically practicable to determine in advance whether our products, product components, manufacturing processes or the intended uses for our products infringe the patent rights of others. It is likely that, from time to time, we will receive notices from others of claims or potential claims of intellectual property infringement or we may be called upon to defend a customer, vendee or licensee against such third-party claims. Responding to these kinds of claims, regardless of merit, could consume valuable time, result in costly litigation or cause delays, all of which could harm our business.

Responding to these claims could also require us to enter into royalty or licensing agreements with third parties claiming infringement. Such royalty or licensing agreements, if available, may not be available on terms acceptable to us.

WE FACE INTENSE COMPETITION IN THE BIOTECHNOLOGY AND PHARMACEUTICAL INDUSTRIES.

The biotechnology and pharmaceutical industries are intensely competitive. We face direct competition from U.S. and foreign companies focusing on pharmaceutical products, which are rapidly evolving. Our competitors include major multinational pharmaceutical and chemical companies, specialized biotechnology firms and universities and other research institutions. Many of these competitors have greater financial and other resources, larger research and development staffs and more effective marketing and manufacturing organizations, than we do. In addition, academic and government institutions are increasingly likely to enter into exclusive licensing agreements with commercial enterprises, including our competitors, to market commercial products based on technology developed at such institutions. Our competitors may succeed in developing or licensing technologies and products that are more effective or less costly than ours, or succeed in obtaining FDA or other regulatory approvals for product candidates before we do. Acquisitions of, or investments in, competing pharmaceutical or biotechnology companies by large corporations could increase such competitors’ financial, marketing, manufacturing and other resources.

THE MARKET FOR OUR PROPOSED PRODUCTS IS RAPIDLY CHANGING AND COMPETITIVE, AND NEW DRUGS AND NEW TREATMENTS WHICH MAY BE DEVELOPED BY OTHERS COULD IMPAIR OUR ABILITY TO MAINTAIN AND GROW OUR BUSINESS AND REMAIN COMPETITIVE.

The pharmaceutical and biotechnology industries are subject to rapid and substantial technological change. Developments by others may render our proposed products noncompetitive or obsolete, or we may be unable to keep pace with technological developments or other market factors. Technological competition from pharmaceutical and biotechnology companies, universities, governmental entities and others diversifying into the field is intense and is expected to increase.

As a development stage company with nominal revenues engaged in the development of drug technologies, our resources are limited and we may experience technical challenges inherent in such technologies. Competitors have developed or are in the process of developing technologies that are, or in the future may be, the basis for competition. Some of these technologies may have an entirely different approach or means of accomplishing similar therapeutic effects compared to our proposed products.

Our competitors may develop drugs that are safer, more effective or less costly than our proposed products and, therefore, present a serious competitive threat to us.

The potential widespread acceptance of therapies that are alternatives to ours may limit market acceptance of our proposed products, even if commercialized. Many of our targeted diseases and conditions can also be treated by other medication. These treatments may be widely accepted in medical communities and have a longer history of use. The established use of these competitive drugs may limit the potential for our technologies, formulations and products to receive widespread acceptance if commercialized.

HEALTH CARE COST CONTAINMENT INITIATIVES AND THE GROWTH OF MANAGED CARE MAY LIMIT OUR RETURNS.

Our ability to commercialize our products successfully may be affected by the ongoing efforts of governmental and third-party payers to contain the cost of health care. These entities are challenging prices of health care products and services, denying or limiting coverage and reimbursement amounts for new therapeutic products, and for FDA-approved products considered experimental or investigational, or which are used for disease indications without FDA marketing approval.

Even if we succeed in bringing any products to the market, they may not be considered cost-effective and third-party reimbursement might not be available or sufficient. If adequate third-party coverage is not available, we may not be able to maintain price levels sufficient to realize an appropriate return on our investment in research and product development. In addition, legislation and regulations affecting the pricing of pharmaceuticals may change in ways adverse to us before or after any of our proposed products are approved for marketing.

RISKS RELATING TO OUR SECURITIES

STOCK PRICES FOR PHARMACEUTICAL AND BIOTECHNOLOGY COMPANIES ARE VOLATILE.

The market price for securities of pharmaceutical and biotechnology companies historically has been highly volatile, and the market from time to time has experienced significant price and volume fluctuations that are unrelated to the operating performance of such companies. Fluctuations in the trading price or liquidity of our common stock may adversely affect, among other things, the interest in our stock by purchasers on the open market and our ability to raise capital.

OUR SHARES OF COMMON STOCK AND WARRANTS MAY BE THINLY TRADED, SO YOU MAY BE UNABLE TO SELL AT OR NEAR ASK PRICES OR EVEN AT ALL IF YOU NEED TO SELL YOUR SHARES OR WARRANTS TO RAISE MONEY OR OTHERWISE DESIRE TO LIQUIDATE YOUR SHARES OR WARRANTS.

We cannot predict the extent to which an active public market for our common stock and warrants will develop or be sustained. Our common stock is currently traded on The Over-the-Counter Bulletin Board and experiences periods when it could be considered "thinly-traded." This situation may be attributable to a number of factors, including the fact that we are a small company which is relatively unknown to stock analysts, stock brokers, institutional investors and others in the investment community that generate or influence sales volume, and that even if we came to the attention of such persons, they tend to be risk averse and would be reluctant to follow an unproven company such as ours or purchase or recommend the purchase of our shares until such time as we became more seasoned and viable. As a consequence, there may be periods of several days, weeks or months when trading activity in our shares is minimal or non-existent, as compared to a seasoned issuer which has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on share price. We cannot give you any assurance that a broader or more active public trading market for our common stock will develop or be sustained, or that current trading levels will be sustained or not diminish.

THERE IS PRESENTLY NO PUBLIC MARKET FOR THE WARRANTS TO PURCHASE COMMON STOCK BEING SOLD IN THIS OFFERING.

There is presently no established public trading market for the warrants being offered in this offering and we do not expect a market to develop. Without an active market, the liquidity of the warrants will be limited. Further, the existence of the warrants may act to reduce both the trading volume and the trading price of our common stock.

WE HAVE NOT PAID ANY CASH DIVIDENDS IN THE PAST AND HAVE NO PLANS TO ISSUE CASH DIVIDENDS IN THE FUTURE, WHICH COULD CAUSE THE VALUE OF OUR COMMON STOCK TO HAVE A LOWER VALUE THAN OTHER SIMILAR COMPANIES WHICH DO PAY CASH DIVIDENDS.

We have not paid any cash dividends on our common stock to date and do not anticipate any cash dividends being paid to holders of our common stock in the foreseeable future. While our dividend policy will be based on the operating results and capital needs of the business, it is anticipated that any earnings will be retained to finance our future expansion. As we have no plans to issue cash dividends in the future, our common stock could be less desirable to other investors and as a result, the value of our common stock may decline, or fail to reach the valuations of other similarly situated companies who have historically paid cash dividends in the past.

STATE SECURITIES LAWS MAY LIMIT SECONDARY TRADING, WHICH MAY RESTRICT THE STATES IN WHICH AND CONDITIONS UNDER WHICH YOU CAN SELL SHARES.

Secondary trading in our common stock will not be possible in any state until the common stock is qualified for sale under the applicable securities laws of the state or there is confirmation that an exemption, such as listing in certain recognized securities manuals, is available for secondary trading in the state. If we fail to register or qualify, or to obtain or verify an exemption for the secondary trading of, the common stock in any particular state, the common stock could not be offered or sold to, or purchased by, a resident of that state. In the event that a significant number of states refuse to permit secondary trading in our common stock, the liquidity for the common stock could be significantly impacted.

THERE IS A MARKET FOR OUR COMMON STOCK, HOWEVER, OUR STOCK PRICE MAY BE VOLATILE.

The market for our common stock could be subject to wide fluctuations in response to several factors, including, but not limited to:

(1)	actual or anticipated variations in our results of operations;
(2)	our ability or inability to generate new revenues;
(3)	increased competition; and
(4)	conditions and trends in the pharmaceutical industry and/or the market for our pharmaceutical products in general.

Further, if our common stock is traded on the over the counter bulletin board, as is our intention, our stock price may be impacted by factors that are unrelated or disproportionate to our operating performance. These market fluctuations, as well as general economic, political and market conditions, such as recessions, interest rates or international currency fluctuations may adversely affect the market price of our common stock.

INVESTORS MAY FACE SIGNIFICANT RESTRICTIONS ON THE RESALE OF OUR COMMON STOCK DUE TO FEDERAL REGULATION OF PENNY STOCKS.

We expect that for some period of time, our common stock will be quoted on the OTC Bulletin Board under the symbol “BTHE”. Our common stock will be subject to the requirements of Rule 15(g)-9, promulgated under the Securities Exchange Act as long as the price of our common stock is below $5.00 per share. Under such rule, broker-dealers who recommend low-priced securities to persons other than established customers and accredited investors must satisfy special sales practice requirements, including a requirement that they make an individualized written suitability determination for the purchaser and receive the purchaser's consent prior to the transaction. The Securities Enforcement Remedies and Penny Stock Reform Act of 1990, also requires additional disclosure in connection with any trades involving a stock defined as a penny stock. Generally, the Commission defines a penny stock as any equity security not traded on an exchange or quoted on NASDAQ that has a market price of less than $5.00 per share. The required penny stock disclosures include the delivery, prior to any transaction, of a disclosure schedule explaining the penny stock market and the risks associated with it. Such requirements could severely limit the market liquidity of the securities and the ability of purchasers to sell their securities in the secondary market.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains a number of “forward-looking statements”. Specifically, all statements other than statements of historical facts included in this prospectus regarding our financial position, business strategy and plans and objectives of management for future operations are forward-looking statements. These forward-looking statements are based on the beliefs of management at the time these statements were made, as well as assumptions made by and information currently available to management. When used in this prospectus and the documents incorporated by reference herein, the words “anticipate,” “believe,” “estimate,” “expect,” “may,” “will,” “continue” and “intend,” and words or phrases of similar import, as they relate to our financial position, business strategy and plans, or objectives of management, are intended to identify forward-looking statements. These statements reflect our current view with respect to future events and are subject to risks, uncertainties and assumptions related to various factors.

You should understand that the following important factors, in addition to those discussed in our periodic reports to be filed with the SEC under the Exchange Act, could affect our future results and could cause those results to differ materially from those expressed in such forward-looking statements:

●	We may be unable to raise the capital we will need to maintain operations and fulfill our business objectives.
●	We are subject to extensive and costly regulation by the FDA, which must approve our product candidates in development and could restrict the sales and marketing of such products in development.
●	We may be unable to achieve commercial viability and acceptance of our proposed products.
●	We may be unable to improve upon, protect and/or enforce our intellectual property.
●	We may be unable to enter into strategic partnerships for the development, commercialization, manufacturing and distribution of our proposed product candidates.
●	We are subject to significant competition.
●
As a public company, we must implement additional and expensive finance and accounting systems, procedures and controls as we grow our business and organization to satisfy new reporting requirements, which will increase our costs and require additional management resources.

Although we believe that our expectations are reasonable, we cannot assure you that those expectations will prove to be correct. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described in this prospectus and the documents incorporated by reference herein as anticipated, believed, estimated, expected or intended.

Except for our ongoing obligations to disclose material information under the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or any other reason. All subsequent forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to herein. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus and the documents incorporated by reference herein might not occur.

USE OF PROCEEDS

Our offering is being made in a direct public offering, without any involvement of underwriters or broker-dealers on a no minimum, 20,000,000 share maximum offering basis. Selling all of the shares in the offering could result in $10,000,000 gross proceeds.  We intend to use the proceeds from this offering for the further development, testing and approval of SUGARDOWN®, PAZ320 and IPOXYN™. More specifically, and consistent with FDA requirements, we intend to use the proceeds from this offering to (1) initiate a Phase IV clinical trial of SUGARDOWN® and Metformin, (2) initiate a Phase lll clinical trial of PAZ320 and Metformin (3) and initiate pre-clinical studies of  IPOXYN™. We also intend to use the proceeds from this offering to further develop and market SUGARDOWN®, build a management team and for general corporate purposes and working capital.  We could receive up to an additional $10,000,000 in gross proceeds if the warrants being offered were subsequently fully exercised. We intend to use those proceeds, if received, for general corporate purposes, including some of the purposes described in the preceding sentences.

DIVIDEND POLICY

To date, we have not declared or paid any dividends on our outstanding shares. We currently do not anticipate paying any cash dividends in the foreseeable future on our common stock. Although we intend to retain our earnings to finance our operations and future growth, our Board of Directors will have discretion to declare and pay dividends in the future. Payment of dividends in the future will depend upon our earnings, capital requirements and other factors, which our Board of Directors may deem relevant.

LEGAL PROCEEDINGS

From time to time, we may become party to litigation or other legal proceedings that we consider to be a part of the ordinary course of our business. We are not currently involved in legal proceedings that could reasonably be expected to have a material adverse effect on our business, prospects, financial condition or results of operations. We may become involved in material legal proceedings in the future.

DIRECTORS, EXECUTIVE OFFICERS,
PROMOTERS AND CONTROL PERSONS
Our board of directors, executive officers and key employees are as follows:

Name	Age as of September 5, 2012	Position
DDaDavid Platt, Ph.D.	59	Chief Executive Officer, Chief Financial Officer, Treasurer and Chairman
KeKKenneth A. Tassey, Jr.	51	President Chief Operating Officer and Director
DaDDale H. Conaway, D.V.M.	58	Director
RoRRom E. Eliaz	41	Director
CaCCarl L. Lueders	62	Director
Henry J. Esber, Ph.D.	74	Director

David Platt, Ph.D. is our Chief Executive Officer, Chief Financial Officer, Treasurer and Chairman. He also served as our President from the inception of the Company in August 2009 through November 2010. From 2001 to February 2009, Dr. Platt was Chief Executive Officer and Chairman of the Board of Directors of Pro-Pharmaceuticals, Inc., a public company with shares traded on the OTCBB that he co-founded and for which he was the co-developer of their core technology. From 1995 to 2000, Dr. Platt was Chief Executive Officer and Chairman of the Board of Directors of SafeScience Inc., a company he founded. From 1992 to 1995, Dr. Platt was the Chief Executive Officer, Chairman of the Board and a founder of International Gene Group, Inc., the predecessor company to SafeScience. Dr. Platt received a Ph.D. in Chemistry in 1988 from Hebrew University in Jerusalem. In 1989, Dr. Platt was a research fellow at the Weizmann Institute of Science, Rehovot, Israel, and from 1989 to 1991, was a research fellow at the Michigan Foundation (re-named Barbara Ann Karmanos Institute). From 1991 to 1992, Dr. Platt was a research scientist with the Department of Internal Medicine at the University of Michigan. Dr. Platt has published peer-reviewed articles and holds many patents, primarily in the field of carbohydrate chemistry.

Kenneth A Tassey Jr. is our President and a Director of the Company since November 2010, was President, CEO and co-founder of Boston Therapeutics, Inc., a New Hampshire corporation, from June 2009 until its acquisition by the Company in November 2010. From March 2007 thru March 2009 Mr. Tassey was President of TKCI, a consultant for commercial finance projects. From March 2005 thru June 2007 Mr. Tassey was President of Liberty Shore LLC, a consultant to businesses and commercial and residential lenders.

Dale H. Conaway, D.V.M., a Director of the Company since September 2009, is the Chief Veterinary Medical Officer for the Office of Research Oversight, an office within the Veterans Health Administration under the U.S. Department of Veterans Affairs. From 2001 to 2006, Dr. Conaway was the Deputy Regional Director (Southern Region). From 1998 to 2001, Dr. Conaway served as Manager of the Equine Drug Testing and Animal Disease Surveillance Laboratories for the Michigan Department of Agriculture. From 1994 to 1998, he was Regulatory Affairs Manager for the Michigan Department of Public Health Vaccine Production Division. Dr. Conaway received a D.V.M. degree from Tuskegee Institute and an M.S. degree in pathology from the College of Veterinary Medicine at Michigan State University.

Dr. Rom E. Eliaz, Ph.D., MBA, a Director of the Company since September 2009, has been a President and CEO of JJ Pharma Inc. since September 2009. He has also been CEO and Managing Director of Elrom Ventures Corp. since May 2007 and a strategic partner in The Colmen Group since June 2009. From January 2007 to October 2007 Dr. Eliaz was a Senior Director of Development at Intradigm Corp. From March 2004 to December 2006 Dr. Eliaz was a Director of Development at Pfizer Inc., (Rinat Neuroscience).

Henry J. Esber, Ph.D., a Director of the Company since December 2011, has been a Principal in Esber D&D consulting since 2005. From 2003 to 2005, Dr. Esber was a Senior Consultant, Business Development at Charles River Labs, Discovery and Development Services. From 2005 to 2006, Dr. Esber was a consultant and from 2006, he was Senior Vice President and Chief Business Officer for Bio-Quant which he had co-founded. Dr. Esber was also the co-founder of BioSignature Diagnostics, Inc. and Advanced Drug Delivery, Inc. He serves on the Scientific Advisory Boards of several biotechnology companies and is the author of more than 130 technical publications. Dr. Esber has more than 35 years of experience in the areas of oncology/tumor immunology and immunotherapy as well as strong knowledge in the field of toxicology and regulatory affairs. Dr. Esber received a B.S. degree in biology/pre-med from the College of William and Mary, an M.S. degree in public health and parasitology from the University of North Carolina, and a Ph.D. in immunology/microbiology from West Virginia University Medical Center. Dr. Esber was previously a Director of the Company from September 2009 through December 2010.

Carl L. Lueders, a Director of the Company since September 2009, has a broad range of experience in finance, operations, short- and long-term planning, forecasting, performance measurement, SEC reporting, and controls. He is currently Chief Financial Officer (CFO) for Micronetics, Inc. a manufacturer of microwave and radio frequency products for commercial wireless, defense and aerospace products. Prior to that he was CFO for Pro-Pharmaceuticals and before that CFO for R.F. Morse & Son, a privately held agri-based company. Prior to that Mr. Lueders spent 22 years with publicly held Polaroid in various finance positions, including Vice President and Controller, Treasurer and acting Chief Financial Officer. Polaroid filed for bankruptcy in the fall of 2001. Mr. Lueders is a CPA and received his B.A. in Economics from the University of Massachusetts at Amherst and his M.B.A. from Babson College.

Our Directors are elected annually and each holds office until the annual meeting of the shareholders of the Company and until their respective successors are elected and qualified. Our officers, including any officers we may elect moving forward, will hold their positions at the pleasure of the Board of Directors, absent any employment agreement. In the event we employ any additional officers or directors of the Company, they may receive compensation as determined by the Company from time to time by vote of the Board of Directors. Vacancies in the Board will be filled by majority vote of the remaining directors or in the event that a sole remaining Director vacates his position, by our majority shareholders. Our Directors may be reimbursed by the Company for expenses incurred in attending meetings of the Board of Directors.

Employment Agreement

The only employment agreement between the Company and any of its officers or directors is the employment agreement with Ken Tassey executed in August 2011. His agreement is described in greater detail under “Director and Executive Compensation - Employment Contracts”.  There are no arrangements or plans in which we provide pension, retirement or similar benefits for our officers or directors. Our officers and directors may receive stock options at the discretion of our board of directors in the future. We do not have any material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to our officers or directors, except that stock options may be granted at the discretion of our board of directors from time to time.

Change in Control and Severance Payments

The employment agreement between the Company and Mr. Tassey provides that if he is terminated without cause within 6 months after a change of control he is entitled to receive the lump-sum payment of 50% of Mr. Tassey’s annual salary then in effect in the event the agreement is terminated by the Company without cause other than as a result of the death or disability, which would result in a payment of $18,000 to Mr. Tassey based on his current salary level. There are no material terms of the contract that provide for payments in connection with the resignation, retirement or other termination of Mr. Tassey or in connection with a change of control.  Currently, none of our executive officers other than Mr. Tassey is entitled to receive any payments upon a change in control or termination of employment.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
OWNERS AND MANAGEMENT

The following table sets forth certain information as of September 5, 2012 with respect to the beneficial ownership of shares of the Company’s common stock by (i) each person or group known to us, to beneficially own more than 5% of the outstanding shares of such stock (as we do not have a class of securities registered under Section 12 of the Exchange Act, holders of 5% or more of the outstanding shares of our common stock are not currently required to file Schedule 13D or Schedule 13G with the Securities and Exchange Commission), (ii) each director; (iii) each of our executive officers named in the summary compensation table under “Director and Executive Compensation” currently serving as an executive officer; and (iv) the executive officers and directors as a group. Except as otherwise indicated, all persons listed below have (i) sole voting power and investment power with respect to their shares of common stock (the only class of outstanding stock), except to the extent that authority is shared by spouses under applicable law, and (ii) record and beneficial ownership with respect to their shares of stock. The percentage of beneficial ownership is based upon 17,348,206 shares of common stock outstanding as of September 7, 2012. Except as otherwise indicated in the footnotes to the table, the persons and entities named in the table have sole voting and investment power with respect to all shares beneficially owned, subject to community property laws, where applicable.

Name and Address of Beneficial Owner	Number of Shares	Percent of Class (1)
David Platt (2)(3)	8,603,584(3)	49.59%
Kenneth A. Tassey, Jr.(2)	3,040,000	17.52%
Offer Binder	2, 000,000	11.53%
Via Armand Fedeli 121
Perugia PG 06132
Italy
Dale H. Conaway, D.V.M.(2)	2,100	*%
Rom E. Eliaz(2)	100	*
Henry J. Esber(2)	4,000	*
Carl L. Lueders(2)	-	*
All Officers and Directors as a Group (6 persons)	11,649,784	67.15%

(1)	The percentage shown in the table is based on 17,348,206 shares of Common Stock outstanding on September 7, 2012.
(2)	The business address for these individuals is 1750 Elm Street, Manchester, NH 03104.
(3)	Includes 520,000 shares owned by Dr. Platt's wife.

DESCRIPTION OF BUSINESS

Overview

We were organized as a Delaware corporation (the “Company,” “we,” “our”, and “us”) on August 24, 2009 under the name “Avanyx Therapeutics, Inc.” On November 10, 2010, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Boston Therapeutics, Inc., a New Hampshire corporation (“BTI”) providing for the merger of BTI into the Company with the Company being the surviving entity (the “Merger”), the issuance by the Company of 4,000,000 shares of common stock to the stockholders of BTI in exchange for 100% of the outstanding common stock of BTI, and the change of the Company’s name to Boston Therapeutics, Inc. David Platt, the Company’s Chief Executive Officer and Chief Financial Officer, is a founder of BTI and was a director and minority stockholder of BTI at the time of the Merger. Dr. Platt received 400,000 shares of our common stock in connection with the Merger. Kenneth A. Tassey, Jr., who became our President shortly after the Merger, was the Chief Executive Officer, President and principal stockholder of BTI at the time of the Merger. Mr. Tassey received 3,200,000 shares of our common stock in connection with the Merger.

At the time of the merger, BTI was in the business of developing and commercializing, among other things, dietary supplements including its initial product, SUGARDOWN®, a complex carbohydrate based dietary supplement based on BTI’s proprietary processes and technology.  SUGARDOWN® is currently in the initial stage of market introduction. We believe that SUGARDOWN® has significant revenue and positive cash flow potential.

We are a development stage company with limited operating history, which makes it difficult to evaluate our current business and future prospects, and may increase the risk of your investment.

Our primary business is the development and commercialization of therapeutic drugs and dietary supplements with an initial focus on diabetes and inflammatory diseases. We are a leader in the field of complex carbohydrate chemistry. Initially, our product pipeline is focused on developing and commercializing therapeutic molecules for diabetes: SUGARDOWN®, a non-systemic chewable complex carbohydrate dietary supplement designed to moderate post-meal blood glucose; PAZ320, a non-systemic chewable therapeutic compound designed to reduce post-meal glucose elevation, and IPOXYN™, an injectable anti-hypoxia drug specifically designed to treat lower limb ischemia associated with diabetes. More information is available at www.bostonti.com.

SUGARDOWN®

We have developed SUGARDOWN®, a non-systemic complex carbohydrate-based dietary supplement to moderate post-meal blood glucose using proprietary processes and technology. We have unrestricted access to both sufficient raw materials at commodity pricing and processing facilities to produce sufficient supply of SUGARDOWN® to support product distribution across multiple sales channels as a dietary supplement. Our SUGARDOWN® dietary supplement consists of a stabilized complex carbohydrate composition. We have completed development of SUGARDOWN® as a dietary supplement, and we currently offer SUGARDOWN® as a dietary supplement.

We have voluntarily filed thirty structural and functional claims with the FDA with respect to SUGARDOWN® which describe the proposed mechanism of action of SUGARDOWN® in reducing post-meal elevation of glucose in the blood. If we choose to offer SUGARDOWN® as a drug, it will be subject to a drug approval process with the FDA.

Status of Development of SUGARDOWN®
We have completed development of SUGARDOWN® as a dietary supplement. We have filed a structure and function claim application with the United States Food and Drug Administration (FDA) with respect to SUGARDOWN® which describes the proposed mechanism of action of SUGARDOWN® in reducing post-meal elevation of glucose in the blood. The Company submitted thirty structural and functional claims with the FDA. We have filed a provisional patent with the United States Patent and Trademark Office with regard to SUGARDOWN®. We have received a trademark for SUGARDOWN®. General Product Liability Insurance for SUGARDOWN® has been in effect since April 2010. On December 29, 2011 the Company announced that it has secured its first purchase order for distribution of SUGARDOWN® in Italy. On April 12, 2012 the Company announced it had received its first commercial purchase order for $157,000 from Advance Pharmaceutical Trading Co., a privately-held company based in Hong Kong.

On January 24, 2012 the Company announced the clinical trial results in healthy volunteers conducted at the University of Sydney on SUGARDOWN®.  SUGARDOWN® data were collected for postprandial blood sugar elevation with a 50g glucose challenge. In a randomized, crossover design study, SUGARDOWN® was tested at two doses in 10 healthy, non-smoking subjects (6 males, 4 females; ages 25.6-36.8; BMI=25.5-28.7).  The results of this study showed that the postprandial AUC for glucose and insulin were significantly lowered following consumption of SUGARDOWN® tablets prior to a high carbohydrate meal in a dose-dependent manner. This resulted in a 32% reduction in postprandial glucose and a 24% decrease in the postprandial insulin response compared to the rice consumed alone. In summary, the study results demonstrate that SUGARDOWN® tablets, when used as a functional dietary supplement, can have a significant impact in reducing postprandial glucose and insulin responses. Such a nutritional approach may be valuable in the management of glycemic excursions and could enhance the role of functional dietary supplements as part of a diabetes management plan.

Competitive Products: SUGARDOWN®

Nutritional Supplements
Products in the non-prescription, dietary supplements category which may be useful to prediabetics and diabetics, and could be potential competitors with SUGARDOWN® include a variety of tablets, capsules and powders and include Cinnamon, Chromium, Vanadium, Banaba Leaf, Alpha Lipoic Acid, Fenugreek, Glucomannan, and Gymnema Sylvestra.

Secretagogues
Secretagogues, which include Sulfonylureas and Meglitinides, help enhance insulin secretion.
Sulfonylureas were the first widely used oral hypoglycemic medications. They are insulin secretagogues, triggering insulin release by direct action on the KATP channel of the pancreatic beta cells. Glipizide (Glucotrol®) falls into this category with side effects including GI discomfort, diarrhea and hypoglycemia.

Meglitinides help the pancreas produce insulin and are often called "short-acting secretagogues." Their mode of action is original, affecting potassium channels By closing the potassium channels of the pancreatic beta cells, they open the calcium channels, hence enhancing insulin secretion. They are taken with or shortly before meals to boost the insulin response to each meal. If a meal is skipped, the medication is also skipped. Repaglinide (Prandin®) falls into this category with side effects including hypoglycemia and hyperglycemia.

Sensitizers

Insulin sensitizers address the core problem in type 2 diabetes—insulin resistance—and include Biguanides and Thiazolidinediones. Among oral hypoglycemic agents, insulin sensitizers are the largest category. Biguanides reduce hepatic glucose output and increase uptake of glucose by the periphery, including skeletal muscle. Although it must be used with caution in patients with impaired liver or kidney function, metformin, a biguanide, has become the most commonly used agent for type 2 diabetes in children and teenagers. Amongst common diabetic drugs, metformin is the only widely used oral drug that does not cause weight gain. Metformin is the most prescribed drug in this category whose side effects may be hypoglycemia and lactic acidosis. Thiazolidinediones (TZDs), also known as "glitazones," bind to PPARγ, a type of nuclear regulatory protein involved in transcription of genes regulating glucose and fat metabolism. Rosiglitazone (Avandia®) and Pioglitazone (Actos®) fall into this category of anti-diabetic agent.

Scientific Overview

Diabetes Mellitus

Diabetes Mellitus, known simply as Diabetes, is a chronic metabolic disorder in which a person has abnormally high levels of glucose in the circulating blood. This condition is caused by a failure of the pancreas to produce insulin and/or an inability of the body to respond adequately to circulating insulin. When glucose builds up in the blood instead of going into cells, it can lead to diabetes complications, which include limb Ischemia and neuropathy, retinopathy, kidney, cardiovascular and cerebrovascular diseases. Diabetes affects 25 million people in the United States.

Pre-Diabetes

Pre-diabetes is the state in which a person has higher than normal blood glucose level, but not high enough to be diagnosed with Diabetes. While in this range between normal and diabetic, patients are at risk for not only developing type 2 diabetes, but also for cardiovascular complications. Pre-diabetes affects 79 million Americans.

Diabetes Mellitus is categorized into three general areas:

Type 1 diabetes: results from the body's failure to produce insulin, and presently requires the person to inject insulin. Only 5-10% of people with diabetes have this form of the disease. It is considered an auto-immune disease, since the body's immune system attacks and destroys insulin producing beta cells in the pancreas.

Type 2 diabetes: results from insulin resistance by the body’s cells, deficient insulin production by the Pancreas or a combination of both. Insulin resistance is a condition in which the cells in the body ignore or have become desensitized to insulin.

Gestational diabetes: is determined when pregnant women, who have never had diabetes before, have a high blood glucose level during pregnancy. It may precede development of type 2 diabetes and affects approximately 4% of all pregnant women.

Type 2 and Type 1 diabetics generally manage their blood glucose level on a meal-to-meal basis. High levels of glucose in the bloodstream for prolonged periods can lead to complications of diabetes caused by reduced oxygen supply and nerve tissue damage to eyes, kidney, brain, heart and limbs.

Standard therapies for Diabetes include physician-recommended exercise and diet, oral hypoglycemic drugs such as Metformin for type 2 diabetics, and insulin injection regimens for type 1 diabetics. The objective of each is to maintain a daily blood glucose level range recommended by a physician.

Marketing: SUGARDOWN®

We believe SUGARDOWN® is a safe and effective dietary supplement for assisting pre-diabetics and diabetics in their daily management of blood glucose levels, fulfilling an unmet clinical need. We believe this supplement may provide individuals with a non-systemic tool to reduce post-meal elevation of blood glucose. The product is ready for limited market release and is currently available on the company product website, www.sugardown.com.

We envision a sizable over-the-counter market in the U.S. In 2010, the Center for Disease Control estimated that there were 18.8 million diagnosed and 7.0 million undiagnosed diabetics and an estimated 79 million pre-diabetics in the US. The Company entered SUGARDOWN® into a limited clinical trial, entitled “DETERMINATION OF THE POSTPRANDIAL GLUCOSE AND INSULIN RESPONSES OF WHITE RICE ALONE AND WHITE RICE CONSUMED WITH SUGARDOWN™ in 2011. We intend to leverage data from this study in the marketing of SUGARDOWN®. We intend to engage a medical advisory board consisting of leading physicians who have participated in relevant clinical studies and who are leaders in the field of diabetes, who will guide us through an ongoing clinical trials program. We do not currently have agreements with any potential candidates for such board. We may seek to enter into licensing or co-marketing agreements for regions of the world in order to avail the Company of the marketing expertise of one or more seasoned marketing and/or pharmaceutical companies. We intend to assemble a team of marketing and sales professionals, and to engage third party sales and distribution organizations in order to leverage the expertise and market exposure of those companies. We are currently under agreement with Advance Pharmaceutical Co. Ltd. to develop markets in Hong Kong, China and Macau and we have entered into an agreement to market SUGARDOWN® in Italy. We have engaged in direct marketing efforts to market SUGARDOWN® in the United States but have not yet entered into any agreements with third party distributors for U.S. sales.

PAZ320
PAZ320 is a non-systemic, non-toxic, chewable drug candidate for prevention of diabetes and its complications. PAZ320 inhibits the enzymes that release glucose from complex carbohydrate in foods during digestion, reducing the amount of available glucose absorbed through the intestine. We believe PAZ320 is a safe and effective drug compound for pre-diabetics and diabetics in their daily management of blood glucose levels, fulfilling an unmet medical need. We believe this compound may provide individuals with a means by which to slow the onset of Type 2 diabetes and/or the onset of diabetes complications such as heart disease, stroke, kidney damage, retinopathy and Diabetic Foot. As further described below under “Government Regulation - Drug Approval Process,” PAZ320 will require FDA approval for marketing as a drug and will be subject to extensive regulation by governmental authorities in the United States and other countries.

Status of Development of PAZ320
On June 22, 2012, the Company announced that it has completed enrollment in a Phase ll clinical trial to evaluate the safety and efficacy of PAZ320 when added to oral agents or insulin in patients with Type 2 diabetes at Dartmouth-Hitchcock Medical Center in Lebanon, NH. PAZ320 is a non-systemic chewable tablet designed to reduce post-meal elevation of blood glucose.  On April 10, 2012, the Company announced that interim data analysis of the Phase ll clinical trial showed that there were no serious adverse events from PAZ320. 24 patients with Type 2 diabetes were included in the open label, dose escalation crossover trial. The patients were adults age 18-75 with Type 2 diabetes, on insulin or oral agents, with a body mass index of 25-40 kg/m2 and with an A1C of less than or equal to 9%. The A1C test is a blood test that provides information about a person's average levels of blood glucose, also called blood sugar, over the past three months. The Company expects to report Phase ll final results by year-end 2012.

Competitive Products: PAZ320

Anti-diabetic drugs
Anti-diabetic drugs treat diabetes mellitus by lowering glucose levels in the blood. With the exceptions of insulin, exenatide marketed as Byetta®, Bydureon®, and pramlintide, marketed as Symlin®, all are administered orally and are thus also called oral hypoglycemic agents or oral antihyperglycemic agents. There are different classes of anti-diabetic drugs, and their selection depends on the nature of the diabetes, age and situation of the person, as well as other factors. The Company’s non-systemic compounds for prediabetes and diabetes, SUGARDOWN® and PAZ320, belong to the class of carbohydrate-hydrolyzing enzyme inhibitors. Acarbose marketed by Bayer as Prandase® and Glucobay® belong to the same class.

Alpha-glucosidase inhibitors are "diabetes pills" but not technically hypoglycemic agents because they do not have a direct effect on insulin secretion or sensitivity. These agents slow the digestion of starch in the small intestine, so that glucose from the starch of a meal enters the bloodstream more slowly, and can be matched more effectively by an impaired insulin response or sensitivity. These agents are effective by themselves only in the earliest stages of impaired glucose tolerance, but can be helpful in combination with other agents in type 2 diabetes. Acarbose, marketed as Prandase® and Glucobay® is an Alpha-glucosidase Inhibitor.

IPOXYN™

We intend to develop IPOXYN™, a glyco-protein-based therapeutic agent that incorporates our proprietary processes and patented technology. Our IPOXYN™ anti-hypoxia drug consists of a stabilized glycoprotein composition containing oxygen-rechargeable iron, targeting both human and animal tissues and organ systems deprived of oxygen and in need of metabolic support. IPOXYN™ is based on novel unproven technologies. We may be unsuccessful in developing these technologies into drugs which the United States Food and Drug Administration (FDA) ultimately will approve.

We have not commenced human clinical trials for IPOXYN™. We will contract with outside vendors to produce sufficient quantities of IPOXYN™ to complete our pre-clinical pharmacokinetic, safety and efficacy studies in support of an investigative new drug (“IND”) filing in the United States and Europe in 2013.

In addition to potential uses for human patients, we also intend to file a registration for IPOXYN™ for veterinary applications under the name OXYFEX™. We are unaware of any drug currently on the market for animals that can deliver oxygen, and there is only limited “blood banking” for animals despite a constant need. OXYFEX™ can serve as the only available oxygen delivery mechanism for animals suffering ischemia or traumatic and surgical blood loss events.

We hope to be able to commence marketing OXYFEX™ for veterinary applications, which we view as a potentially lucrative market, in 2015 in various locations around the world. However, there is no assurance that we will be able to successfully commercialize our products.

Approval of OXYFEX™ for veterinary use requires the filing of a New Animal Drug Application (NADA) with, and approval by the Center for Veterinary Medicine Division of, the FDA. The requirements for approval are similar to those for new human drugs, exclusive of human trials. Obtaining NADA approval often requires safety and efficacy clinical field trials in the applicable species and disease, after submission of an Investigational New Animal Drug Application, which for non-food animals becomes effective upon acceptance for filing. We have not conducted any clinical trials or filed any applications with the FDA with respect to IPOXYN™ or OXYFEX™.

Scientific Overview - Hypoxia
Hypoxic conditions are detrimental to maintaining normal functionality in all living tissues. In mammals, red blood cells (RBCs) deliver oxygen throughout the body using hemoglobin, a protein responsible for carrying and releasing oxygen to the body's tissues. Under normal conditions, approximately 98% of oxygen is delivered by hemoglobin in the RBCs, while less than two percent is dissolved in the plasma, the fluid part of the blood.  As the heart pumps blood, RBCs take up oxygen in the lungs and carry it to various parts of the body. Blood travels through progressively smaller blood vessels to the capillaries, some of which are so narrow that RBCs can only pass through them in single file. Most of the oxygen release occurs in the capillaries. Oxygen depleted RBCs return to the lungs to be reloaded. Adequate blood flow, pressure and RBC counts are crucial to this process. Hypoxia, or oxygen deprivation, even for several minutes, can result in cell damage, organ dysfunction and, if prolonged, death.

The causes of inadequate tissue oxygenation generally can be classified into three major categories:

Ischemia -- inadequate RBC flow for tissue oxygenation. Ischemia may be caused by obstructed or constricted blood vessels and can lead to stroke, heart attack or other organ or tissue dysfunction.

Cardiopulmonary failure -- impaired function of the heart or lungs. Cardiopulmonary failure may be caused by the inability of the heart to pump sufficient quantities of blood to meet the needs of the tissues or the failure of the lungs to oxygenate blood adequately.

Anemia -- insufficient RBCs in circulation. This condition can be caused by chronic disorders affecting RBCs functionality or production like chemotherapy and radiation for treatment of cancer, or blood borne diseases like bone marrow diseases. Anemia may be also caused by acute blood loss from accidental injury or surgery.
The standard therapy for acute anemia resulting from blood loss is infusion of RBCs mainly from supplies of donated blood. For prophylactic or long term treatment of anticipated or chronic anemia, medications that stimulate the creation of new RBCs are frequently used.

Presently, there is no substitute for human blood to deliver oxygen to the body; and transfusions involve certain risks and limitations. Despite the effort by blood banks around the world to screen the blood supply for HIV, hepatitis and other blood borne diseases, there is a continuing risk of an unsafe blood supply in many parts of the world; donated blood continues to carry the risk of disease transmission.

Blood compatibility and handling and storage requirements and limitations limit the use of RBCs transfusions to hospital environments only. Shortages of certain types of blood thus occur due to seasonal factors or disasters. Since RBCs’ oxygen-delivering capacity breaks down with storage (approximately 75% capacity remains after eight days of storage) their shelf-life is less than 42 days, limiting the ability for significant stockpiles of RBCs. In addition, for ischemic conditions due to constricted blood vessels where normal passage of RBCs is restricted or due to impaired heart or lung function, RBC transfusions are generally not effective.

IPOXYN™ and OXYFEX™
IPOXYN™ is designed for delivery as an intravenous solution, with the expectation that it can reverse an inadequate supply of oxygen and support various metabolic functions in the body in a manner and with effects similar to those resulting from the infusion of RBCs - but without the limitations of compatibility, availability, short shelf life, volume and logistical challenges commonly associated with transfusions of whole blood. Other intravenous fluids commonly used in emergency trauma to restore blood volume, such as Ringer’s lactate or saline, are not designed to and do not effectively carry oxygen. We have not conducted any clinical trials to confirm the efficacy of, or filed any applications with the FDA with respect to, IPOXYN™. IPOXYN™ will not be ready for commercialization until these steps are completed. Preclinical animal study results for IPOXYN™ were presented at the XIII International Symposium on Blood Substitutes and Oxygen Therapeutics in July 2011.

We are planning to introduce this product in clinical trials for hypoxic medical conditions. Hypoxia promotes resistance to conventional treatments, as well as treatments for other diseases. IPOXYN™ has the potential to greatly improve survival of patients in multiple indications in which hypoxia is a factor. Hypoxia is a condition in which cells lack sufficient oxygen supply to support metabolic function. It is widely known through research that lack of oxygen will result in a cascade of biochemical reactions which promote resistance to many helpful therapeutic substances and which interfere with the body’s own repair mechanisms. Antibiotics for the treatment of infection are less effective when hypoxic conditions are involved. Similarly, hypoxic cancer cells are resistant to chemotherapy treatments; most chemotherapy drugs rely on rapid cell division which requires normal oxygenation of cells, but in a hypoxic condition, cells divide slowly and therefore resist many chemotherapy treatments.

Another unmet clinical need is in various acute ischemic conditions, where hypoxia can develop from a local restriction of constrained blood vessels, or poor and compromised flow which leads to insufficient supply of oxygen by otherwise well-oxygenated and distributed RBCs, e.g. cerebral ischemia, ischemic heart disease and intrauterine hypoxia which is an unchallenged cause of perinatal death. In these cases IPOXYN™, as a rechargeable soluble oxygen delivery agent, may not be restrained whereas well-oxygenated RBCs may be prevented from flow and delivery of oxygen. This is so because RBCs are large biological structures compared to the size of IPOXYN™, which is a modified single-protein function oxygen carrier. In ischemic and hypoxic conditions, RBCs may not be able to penetrate the small vessels which have lost their integrity to support RBC distribution and thus oxygen availability. Due to its small molecular size, IPOXYN™ can carry and distribute oxygen widely without risk of clot formation and flow stoppage.

In veterinary medicine applications, OXYFEX™ will be used as an oxygen delivery agent similar to a blood substitute for ischemia and trauma, as well as for blood loss during surgery.

Status of development of IPOXYN™
We are in the process of developing IPOXYN™ for pre-clinical studies, in order to conduct clinical trials and to file applications with the FDA as applicable.

Competitive Products
Many biotechnology and pharmaceutical companies are developing new technologies for the treatment of hypoxia and other diseases. The standard therapy for reversing hypoxia due to acute blood loss may be blood infusion, RBCs or hyperbaric oxygen. Hyperbaric medicine, also known as hyperbaric oxygen therapy (HBOT), is the medical terminology for using oxygen at a level higher than atmospheric pressure. There are many conditions being treated using this approach including acute blood loss (Hart GB, Lennon PA, Strauss MB. (1987) "Hyperbaric oxygen in exceptional acute blood-loss anemia". J. Hyperbaric Med 2 (4): 205–210). In the United States, HBOT is recognized as a reimbursable treatment for 14 "approved" conditions and an HBOT session can cost anywhere from $200 in private clinics, to over $1,000 in hospitals. The sessions require the use of a heavy chamber. The most common intervention in hypoxic patients is RBC transfusion. The need for intervention to reduce hypoxia can also be affected by medical conditions such as ischemia or cardiopulmonary failure, claudication (cramping caused by blocked arteries in the leg), poor perfusion and other indications, where a combination of below optimal flow and capacity are compromising oxygen delivery.

When compared to RBC transfusion we believe IPOXYN™ has the following advantages:

●	Availability: readily available, with a two year shelf-life, much longer than the two week shelf life for RBCs and easier to perfuse.

●	Stability: stored at room temperature for months while maintaining its full capacity for oxygen delivery and release and logistical convenience
●	Sterile: when manufactured and processed consistently through good manufacturing practices, free of infectious agents and unnecessary elements.
●	Compatibility: safe for all blood types in a wide range of conditions and does not require pre-infusion typing or testing for compatibility.
●
Critical care: IPOXYN™ can be safely applied outside the hospital to treat or prevent ischemic conditions in cases like shock and trauma, heart attack or stroke where low flow or suspended local flow are disrupted. A readily available infusion package makes it a straightforward tool for emergency medical teams to use on site in order to save a patient’s life, when time is of the essence for survival.

●
Molecular structure: Chemically IPOXYN™ features a small molecular size compared to RBCs, so it possesses better flow characteristics and circumvents constricted vessels that restrict flow of RBCs and thus the supply of oxygen to tissues and organs.

●	Oxygenation: Due to its high solubility, it has high capacity and faster exchange of oxygen in tissues, as well as facilitating the release of oxygen from RBCs for overall unparallel efficiency.
For chronic anemia situations, erythropoietin-based formulations are available from two suppliers. Erythropoietin stimulates the erythropoietic system in the bone marrow to produce its own RBCs. These products are slow acting, and only administered in anticipation of blood loss during surgery, and are not effective for temporary use or in emergency situations when acute blood loss requires RBC infusion to deliver oxygen.

The fields of treatment of oxygen-deprived states have been approached in many ways for the past 70 years. These include such techniques at high oxygen concentration, hyperbaric chambers, as well as the more mechanical approaches of vessel dilation and blood thinning. All have met with minor measures of improvement. In the early 1980’s a number of companies focused on creating specific oxygen carriers that were either (a) blood derived elements, (b) synthetics consisting of Perfluoro chemicals or (c) elements created using recombinant and molecular engineering approaches (red cell modifiers). Companies including Baxter, Abbot, and Biopure, and now OPK in Cambridge, MA, for example, used the blood derived approach; Green Cross, Alliance Pharmaceuticals and Synthetic blood focused on synthetics, and Somatogen and Allos Therapeutics tried recombinant and molecular engineering. All of these approaches were early attempts to meet a need whose main focus has been on a “blood substitute”. Our approach is fundamentally different. Instead of a blood substitute, we are offering a new chemical entity that will deliver oxygen to hypoxic cells.

We expect IPOXYN™ to compete with traditional therapies and with other oxygen delivery pharmaceuticals. Some of our competitors and potential competitors may have greater financial and other resources to develop, manufacture and market their products. We believe the most immediate competition comes from companies currently conducting clinical trials of investigational hemoglobin solutions. Privately held Sangart Inc. uses hemoglobin extracted from human red blood cells as the raw material for its products. Sangart reports that it has completed a 90-patient clinical safety trial in Sweden in patients undergoing hip replacement and is conducting a single-center Phase 2 safety trial in the U.S. in cancer patients undergoing radical prostatectomies. It appears that a privately held company may begin a Phase 2 trial of a human-derived hemoglobin solution in the U.S. for treatment of cardiogenic shock.

We are aware of other companies researching the use of hemoglobin as a therapeutic, including programs in China and Japan. We believe that these programs are in the preclinical stage of development, although China’s government-funded initiative may enter clinical testing as early as this year. In the field of perfluorocarbons, publicly traded Synthetic Blood International Inc. has recently completed an open-label, proof-of-concept Phase 2a clinical trial in eight patients with traumatic brain injury. Alliance Pharmaceutical Corporation has received regulatory authorization in France to initiate a Phase 2 clinical trial to prevent post-operative ileus resulting from hypoxia during major surgery. We believe that the Russian open joint-stock company Scientific and Production Firm “Perftoran” has received regulatory approval to market its perfluorocarbon in Russia, Ukraine, Kazakhstan and Mexico. In 2009 a company called OPK Biotech bought certain assets of now defunct Biopure Corporation and continues to develop Hemopure for human use. In the cardiovascular area we expect competition from medical devices and drugs on the market or which are currently under development. For example, privately held KAI Pharmaceuticals Inc. has reported the completion of a Phase 1/2 clinical trial of its protein kinase C (PKC) inhibitor to reduce ischemia and reperfusion injury during treatment of acute myocardial infarction. We believe that our use of bovine red blood cells for the production of IPOXYN™ is an advantage over products made from donated human red blood cells stored for a long period of time and other competitive approaches because of the availability, abundance, ability to control source, cost and relative safety of bovine red blood cells.

Marketing
We believe IPOXYN™ is a safe and effective intervention for reversing acute hypoxia, fulfilling an unmet clinical need; and that IPOXYN™ can alleviate acute deficiency of oxygen and avert further life threatening complications and muscle and tissue death which can result from a sustained deficiency of oxygen. Our belief about the safety and efficacy of IPOXYN™ is based on preliminary good laboratory practices (GLP) testing of a material bio-similar to IPOXYN™, where it was found that such bio-similar formulation had no material toxicity on a small group of animals. We understand that this testing of GLP produced bio-similar materials or, for that matter, pre-clinical testing, will not necessarily predict levels of toxicity and efficacy in humans. However, if clinical trials ultimately support this belief, in many clinical situations IPOXYN™ could become a significant new management tool to moderate the inconsistencies of RBC transfusion and become the treatment of choice in critical situations when RBCs are not immediately available.

In addition to the expansive and broad application development in the field of human medical management, we envision a sizable market in the veterinary field and expect to make a registration filing for this market as soon as we can complete pre-clinical safety and efficacy studies. Clinical safety and efficacy studies under Good Manufacturing Practices have not yet been initiated by the Company.

Preliminary data from animal testing conducted by third parties suggests successful use of IPOXYN™ in hypoxia and critical anemic situations, where hypoxic conditions were critical to animal survival. Early experiments with dogs suggest intervention with IPOXYN™ will significantly improve survival in induced canine anemia models. This veterinary treatment of canine anemia will be our first target for seeking early regulatory approval in the European Union. As there is substantial commonality between the metabolic functions of humans and other mammals, animal testing becomes a starting point for many clinical development programs that can directly translate into clinical development programs for humans. The third party testing described here was conducted by a company that developed a bio-similar product to IPOXYN™. Testing included repeated intravenous infusions of the product in dogs that was reported in well documented literature and regulatory filings, and the testing did not result in reported mortality/morbidity of the subject animals. Reports concerning anemic dogs infused with the bio-similar product showed increased plasma hemoglobin levels resulting in an increase of the oxygen carrying capacity of the treated animals. We have no agreements with the third party that conducted these toxicity tests, or its successors.

We intend to engage a medical advisory board consisting of leading physicians who have participated in relevant clinical studies and who are leaders in the field as well as other physician-specialists that will guide us in other indications. We do not currently have agreements with any potential candidates for such board. We may seek to enter into licensing or co-marketing agreements for regions or all of the world in order to avail the Company of the marketing expertise of one or more seasoned pharmaceutical companies. Alternatively, we may engage contract sales organizations from vendors, contract pharmaceutical companies that supply sales services. Similarly in the veterinary market, we may engage wholesale distributors on national or regional levels. Marketing programs may include web based advertising, direct mail, educational seminars, conference calls and attendance at trade shows. We may establish a core group of veterinary practices that will start to use the product regularly. These veterinarians can serve as effective advocates of the product when interacting with other veterinarians.

We do not currently have sufficient capital resources to fund operations. To stay in business and to continue the development of IPOXYN™ we will need to raise additional capital through public or private sales of our securities, debt financing or short term bank loans, or a combination of the foregoing. We believe that if we can raise $3,000,000 to $5,000,000 in this offering it will be sufficient to provide working capital over the next approximately 12 months, and we will be able to initiate clinical trials of SUGARDOWN®, PAZ320 and conduct pre-clinical experiments to file an IND for IPOXYN™ in preparation for an NADA filing.

Our shares of common stock are listed on the Over-the-Counter Bulletin Board and trade under the stock symbol: “BTHE”.

We have not applied to register these shares in any state. We may simultaneously apply in NY, MA, FL, NJ, IL, CA, CT, and TX.   An exemption from registration will be relied upon in the states where the shares are distributed and may only be traded in such jurisdictions after compliance with applicable securities laws. There can be no assurances that the shares will be eligible for sale or resale in such jurisdictions. We may apply to register the shares in several states for secondary trading; however we are under no requirement to do so.

Our only current officers are David Platt and Ken Tassey. We are dependent upon both Dr. Platt and Mr. Tassey for implementation of our proposed expansion strategy and execution of our business plan. The loss of Dr. Platt or Mr. Tassey could have a material adverse effect upon our results of operations and financial position and could delay or prevent the achievement of our business objectives.

The preceding summary is qualified in its entirety by the detailed information appearing elsewhere in this Prospectus. The securities offered hereby are speculative and involve a high degree of risk. See "Risk Factors."

Our Strengths and Strategies

Leverage Extensive Regulatory Expertise. Dr. Platt, a PhD. chemical engineer, has approximately 20 years experience in the development of therapeutic drugs and holds many patents. He has been substantially involved in the FDA approval process for a number of drugs, and we anticipate that his expertise shall be crucial as we develop our drugs through the trial and approval process.

Focus on Novel Therapeutic Opportunities Provided by Carbohydrates. We believe our company is one of the pioneers focused on development of carbohydrate-based anti-hypoxia therapeutics and carbohydrate-based dietary supplements for blood glucose management. As a result of their structural complexity, carbohydrates have not received as much scientific attention as nucleic acids and proteins.

Carbohydrate molecules, which are essential to the transmission and recognition of cellular information, have been shown to play an important role in major diseases including cancer, cardiovascular disease, Alzheimer’s disease, inflammatory disease and viral infections. We believe this offers a largely untapped area for treatment by utilizing hemoglobin as modified by carbohydrate chemistry to deliver oxygen to cells in a hypoxic condition.

Our independent auditors noted in their report accompanying our financial statements for the year ending December 31, 2011 that the Company’s limited resources and operating history, as well as operating losses raise substantial doubt about the Company’s ability to continue as a going concern. As of December 31, 2011, we had a cumulative net loss of $1,213,284. As of June 30, 2012, the Company had $417,510 cash on hand.

Subsidiaries

We currently have no subsidiaries.

Employees

Other than Dr. Platt and Mr. Tassey, we currently have no full-time employees. Mr. Tassey entered into an employment agreement with the Company in August 2011. Dr. Platt does not have an employment agreement with the Company.

Facilities

We currently lease an office located at 1750 Elm Street, Suite 103, Manchester, NH 03104.

Manufacturing

We currently manufacture SUGARDOWN® and PAZ320 in the United States at a Good Manufacturing Practices (GMP) compliant facility. We expect to have access to a pilot-scale manufacturing facility with adequate capacity to produce IPOXYN™ for clinical trials and market introduction following European Medicines Evaluation Agency (EMEA) / FDA approval, but no agreement for such access is currently in place. We intend to only utilize manufacturing facilities that we believe are fully compliant with Good Manufacturing Practices (GMP) as required by the regulatory authorities in Europe or the United States.

Environmental Regulation

Pharmaceutical research and development involves the controlled use of hazardous materials. Biotechnology and pharmaceutical companies must comply with laws and regulations governing the use, generation, manufacture, storage, air emission, effluent discharge, handling and disposal of certain materials, biological specimens and wastes. We do not anticipate building in-house research, development or manufacturing facilities, and, accordingly, do not expect to have to comply directly with environmental regulation. However, our contractors and others conducting research, development or manufacturing activities for us may be required to incur significant compliance cost, and this could in turn could increase our expense or delay our completion of research or manufacturing programs.

Lack of Major Customers

To date we have had limited sales of our SUGARDOWN® product and have one potentially significant customer. We have entered into an agreement with Advance Pharmaceutical Co. Ltd., a Hong Kong-based pharmaceutical company, for distribution of SUGARDOWN® in the Hong Kong and mainland China markets and have received initial purchase orders. There can be no assurances that this agreement will lead to significant or, in fact any, sales of SUGARDOWN®. We have received our first commercial purchase order from a distributor in Italy.

Patents, Trademarks and Licenses

Patents, trademarks, trade secrets, technological know-how and other proprietary rights are important to our business.

Our proprietary technologies embodied in IPOXYN™ and OXYFEX™ include claims under patent number 6,245,316 (Enhancement of Delivery of Radioimaging and Radioprotective Agents) which expires in 2018, and a provisional patent relating to a Hybrid Hemoglobin Molecule and Methods of Use, Application No. 61/285,281, both of which were assigned to the Company by our CEO. Also, PCT Applications filed for Sugardown {Composition of Purified Soluble Mannans from Legumes’ Seeds for Palatable Dietary Supplements} and IPOXYN {Hemoglobin Compositions and Methods of Use}.

Our CEO also has assigned the trademark IPOXYN™ (U.S. Trademark Application No. 77754473) to the Company. Our CEO and our President have assigned the trademark SUGARDOWN® (U.S. Trademark Reg. No. 3,955,414, registered May 3, 2011) to the Company.

It is not economically practicable to determine in advance whether our products, product components, manufacturing processes or the intended uses for our products infringe the patent rights of others. It is likely that, from time to time, we will receive notices from others of claims or potential claims of intellectual property infringement or we may be called upon to defend a customer, vendee or licensee against such third-party claims. Responding to these kinds of claims, regardless of merit, could consume valuable time, result in costly litigation or cause delays, all of which could harm our business.

Responding to these claims could also require us to enter into royalty or licensing agreements with third parties claiming infringement. Such royalty or licensing agreements, if available, may not be available on terms acceptable to us.

Government Regulation

New drug approval for clinical use requires extensive research, manufacturing, pre-clinical and clinical studies, packaging, labeling, advertising, promotion, export and marketing, among other things. Both IPOXYN™ and PAZ320 will be subject to extensive regulation by governmental authorities in the United States and other countries. As a therapeutic product administered by intravenous infusion IPOXYN™ will be regulated as a drug and will require extensive safety and efficacy studies for regulatory approval before it may be commercialized.

Dietary Supplements
We currently offer SUGARDOWN® as a dietary supplement. We are not required to obtain FDA approval in order to offer SUGARDOWN® in this manner. We are required to either comply with certain FDA guidelines with respect to certain marketing claims for SUGARDOWN®, or to file those claims with the FDA. We believe that we comply with those guidelines and have voluntarily filed structural and functional claims with the FDA. If we choose to offer SUGARDOWN® as a drug, it will be subject to the drug approval process described below.

Drug Approval Process
In the United States, IPOXYN™ is a new chemical entity and will require FDA approval. PAZ320, as a drug candidate, will also require FDA approval. Before final approval for marketing for either IPOXYN™ or PAZ320 could occur, the following steps must be completed: preclinical safety animal studies, GMP manufacturing, submission of Investigational New Drug, or IND application for extensive clinical trials to show proof of concept to significant health benefit.

After approval and during clinical studies FDA can put the drug on "clinical hold." In such case, the IND sponsor and the FDA must resolve any outstanding concerns before the use of the drug can proceed. FDA may stop marketing, or clinical trials, or particular types of trials, by imposing a clinical hold because of safety concerns and potential risk to patients.

Clinical trials involve the administration of the investigational products to healthy volunteers or patients under the supervision of a qualified principal investigator consistent with an informed consent. Each clinical protocol is submitted, reviewed and approved by an independent Institutional Review Board, or IRB, or Ethical Committee (EC) at a participating hospital at which the study will be conducted. The IRB/EC will consider, among other things; ethical factors, safety to human subjects and the possible liability of the institution.

Clinical trials required for FDA approval typically are conducted in three sequential phases, but the phases may overlap. In Phase I, the initial introduction of the drug into human subjects, the drug is usually tested for safety or adverse effects, dosage tolerance, absorption, metabolism, distribution, excretion and pharmacodynamics.
Phase II clinical trials usually involve studies in a limited patient population to evaluate the efficacy of the drug for specific, targeted indications, determine dosage tolerance and optimal dosage and identify possible adverse effects and safety risks.

Phase III clinical trials generally further evaluate clinical efficacy and test further for safety within an expanded patient population and at multiple clinical sites.

After FDA approval, Phase IV clinical trials may be conducted to gain additional experience from the treatment of patients in the intended therapeutic indication. If the FDA approves a product while a company has ongoing clinical trials that were not necessary for approval, a company may be able to use the data from these clinical trials to meet all or part of any Phase IV clinical trial requirement. These clinical trials are often referred to as Phase III/IV post-approval clinical trials.

The results of the preclinical studies and clinical trials, together with detailed information on the manufacture and composition of the product, are submitted to the FDA in the application requesting approval to market the product. The FDA may delay approval of any product submitted by the Company. The FDA may limit the indicated uses for which an approval is given.

New Drug Approval for Veterinary Use
The use of new drugs for companion animals requires the filing of a New Animal Drug Application, or NADA with, and approval by, the FDA. The requirements for approval are similar to those for new human drugs, exclusive of human trials. Obtaining NADA approval often requires safety and efficacy clinical field trials in the applicable species and disease, after submission of an Investigational New Animal Drug Application, or INADA, which for non-food animals becomes effective upon acceptance for filing.

Pervasive and Continuing Regulation
Any FDA approvals that may be granted will be subject to continual review, and newly discovered or developed safety or efficacy data may result in withdrawal of products from marketing. Moreover, if and when such approval is obtained, the manufacture and marketing of our products remain subject to extensive regulatory requirements administered by the regulatory bodies, including compliance with current Good Manufacturing Practices, serious adverse event reporting requirements and the FDA's general prohibitions against promoting products for unapproved or "off-label" uses.

We are subject to inspection and market surveillance by the FDA for compliance with these regulatory requirements. Failure to comply with the requirements can, among other things, result in warning letters, product seizures, recalls, fines, injunctions, suspensions or withdrawals of regulatory approvals and termination of marketing. Any such enforcement action could have a material adverse effect on us. Unanticipated changes in existing regulatory requirements, state and local work and environmental laws or the adoption of new requirements could also have a material adverse effect on us.

Foreign Regulation
We will be subject to a variety of regulations governing clinical trials and sales of our products in the United States and outside the United States. Whether or not FDA approval has been obtained, approval of a product by the comparable non-U.S. regulatory authorities must be obtained prior to the commencement of marketing of the product in any country.

The approval process varies from country to country and can be complicated and time consuming; the time needed to secure approval may be longer or shorter than that required for FDA approval. For example, the European Union requires approval of a Marketing Authorization Application by the European Medicines Evaluation Agency. These applications require the completion of extensive preclinical studies, clinical studies and manufacturing and controls information.

Reimbursement
Our ability to successfully commercialize our human product will also depend on the extent to which reimbursement of the cost of such product and related treatment will be approved by the government health administration authorities, private health insurers and other health providers’ organizations. Significant uncertainty exists as to the reimbursement status of newly approved health care products. As third-party payors are increasingly challenging the price of medical products, there can be no assurance that adequate reimbursement of the cost will be available to enable us to maintain price levels sufficient for realization of an appropriate return on its investment. Recently the public and the federal government have focused significant attention on reforming the health care system in the United States. A number of health care reform measures have been suggested, including price controls on therapeutics. Public discussion of such measures is likely to continue, and concerns about the potential effects of different possible proposals have been reflected in the volatility of the stock prices of companies in the health care and related industries.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis is based on and should be read in conjunction with our financial statements and accompanying notes that are included elsewhere in this Prospectus. Management’s Discussion and Analysis of Financial Condition and Results of Operations contains statements that are forward-looking. These statements are based on current expectations and assumptions that are subject to risk, uncertainties and other factors. These statements are often identified by the use of words such as “may,” “will,” “expect,” “believe,” “anticipate,” “intend,” “could,” “estimate,” or “continue,” and similar expressions or variations. Actual results could differ materially because of the factors discussed in “Risk Factors” elsewhere in this Prospectus, and other factors that we may not know.

Overview

We are a development-stage company that was formed on August 24, 2009.

Our Chief Executive Officer (“CEO”) and founder contributed a provisional patent, a patent and know-how to the Company.   In accordance with ASC 845-1-S99, Transfers of Non-Monetary Assets from Promoters or Shareholders, the transfer of non-monetary assets to a company by its shareholders in exchange for stock prior to the Company’s initial public offering should be recorded at the transferor’s historical cost basis determined under Generally Accepted Accounting Principles (“GAAP”).  Because no records exist to support a historical cost basis in accordance with GAAP, the patent, provisional patent and know-how were valued at the CEO’s historical cost basis of zero.

On November 10, 2010, we entered into an Agreement and Plan of Merger with Boston Therapeutics, Inc. (“BTI”).  BTI was in the business of developing, manufacturing and selling, among other things, dietary supplements including its initial product, SUGARDOWN®, a complex carbohydrate based dietary supplement based upon BTI’s proprietary processes and technology. SUGARDOWN® is currently in the initial stage of market introduction, and in June 2011 we entered into an agreement with Advance Pharmaceutical Co. Ltd. to develop markets in Hong Kong, China and Macau for SUGARDOWN®.  We believe that SUGARDOWN® has significant revenue and positive cash flow potential.

We issued 4,000,000 shares of common stock to the stockholders of BTI in exchange for all the outstanding common stock of BTI, and the Company’s name was changed to Boston Therapeutics, Inc.  The CEO is also a founder of BTI and was a 10% shareholder of BTI at the time of the merger. A valuation of the Company’s common stock was performed resulting in a fair value per share of $0.2466.   Based on the 4,000,000 shares of common stock issued for BTI the total consideration was valued at $986,400.  However, because the Company’s CEO was a 10% shareholder of BTI, 10% of BTI was valued at his historical cost basis and 90% of Target was valued at fair value.

We must raise new capital to continue our business operations and intend to use the provisional patent, patent and know-how contributed by our CEO and the assets acquired from BTI to raise capital.   Our CEO intends to provide minimal cash to fund critical needs until shares are sold to raise capital.   We anticipate the need for approximately  $3,000,000 to $5,000,000 in  additional  funding  to  support  the  planned  expansion  of  our  operations  over  the  next  approximately  12 months.  There is no guarantee that we will be successful in raising additional funds.

Results of Operations

Three- and Six Months Period Ended June 30, 2012

Revenue for the three and six month periods ended June 30, 2012 was $2,376 and $21,230, respectively, compared to $1,767 and $2,247, respectively, for the same periods in the prior year, an increase of $609 and $18,983, respectively.  Revenues for both periods were generated from the sale of the SUGARDOWN® product.  The increase was a result of increased distribution through a new reseller, primarily in the first quarter of 2012.

Costs of Goods Sold

Cost of goods sold for the three and six months ended June 30, 2012 were $4,162 and $31,757, respectively, compared to $1,287 and $2,250, respectively, for the same periods in the prior year, an increase of $2,875 and $29,507, respectively. Cost of goods sold consisted primarily of the cost of the materials and labor to manufacture SUGARDOWN® product, shipping and fulfillment costs.   The increase was a result of additional cost moving to a new fulfillment operation and costs scaling production for additional sales.

Operating Expenses

Research and development expense for the three and six months ended June 30, 2012 was $67,924 and $119,552, respectively, compared to $16,072 and $33,211, respectively, for the same period in the prior year, an increase of $51,852 and $86,341.   These increases primarily consist of costs associated with clinical trials of PAZ320 of $52,000 and $77,000 during the three and six months ended June 30, 2012 and 2011, respectively, as well as costs associated with the development of SUGARDOWN® of $0 and $10,000 during the three and six month periods ended June 30, 2012, respectively.

Sales and marketing expense for the three and six months ended June 30, 2012 was $66,898 and $134,078, respectively, compared to $1,542 and $1,997, respectively, for the same periods in the prior year, an increase of $65,356 and $132,081,  respectively.   These increases are primarily the result of advertising and promotion of the SUGARDOWN® product of $20,000 and $39,000, respectively, for the three and six month periods ended June 30, 2012, and stock based compensation of  $43,000 and $86,000 related to sales and marketing consultants, respectively, for the three and six month periods ended June 30, 2012.

General and administrative expense for the three and six months ended June 30, 2012 was $139,435 and $263,971, respectively, compared to $75,459 and $150,295, respectively, for the same periods in the prior year, an increase of $63,976 and $113,676,  respectively.   These increases consist primarily of increases in consulting expenses of $30,000 for the three and six month periods respectively, payroll expenses of $7,000 and $16,000 for the three and six month periods, respectively, increases in audit fees of $3,000 and $4,000 for the three and six month periods, respectively, and other professional fees of $9,000 and $15,000 for the three and six month periods, respectively.

Other than our CEO’s and our President's intention to provide minimal cash, we have no current commitment from our officers and directors or any of our shareholders, to supplement our operations or provide us with financing in the future.  If we are unable to raise additional capital from conventional sources and/or additional sales of stock in the future, we may be forced to curtail or cease our operations.  Even if we are able to continue our operations, the failure to obtain financing could have a substantial adverse effect on our business and financial results.  In the future, we may be required to seek additional capital by selling debt or equity securities, and we may be required to cease operations, or otherwise be required to bring cash flows in balance when we approach a condition of cash insufficiency.  The sale of additional equity or debt securities, if accomplished, may result in dilution to our then shareholders.  We provide no assurance that financing will be available in amounts or on terms acceptable to us, or at all.

Year ended December 31, 2011

Revenue for the year ended December 31, 2011 was $4,112 compared to $428 in the prior year, an increase of $3,684 primarily because SUGARDOWN® was sold for a full year. Cost of goods sold for the year ended December 31, 2011 was $6,375 compared to $398 in the prior year, an increase of $5,977 primarily due to a full year of cost for a fulfillment operation and expensing of expired raw materials of $1,667.

Research and development expense for the year ended December 31, 2011 was $194,276 compared to $10,772 in the prior year, an increase of $183,504. Amortization of the intangible asset of SUGARDOWN® represented $53,000 of the increase due to a full year of amortization with the costs associated with clinical trials of SUGARDOWN® representing the remaining $130,000.

Sales and marketing expense for the year ended December 31, 2011 was $206,517 compared to $3,676 in the prior year, an increase of $202,841. Marketing and promotion costs represented $65,000 of the increase with stock—based compensation representing the remaining $137,000.

General and administrative expense for the year ended December 31, 2011 was $408,454 compared to $226,790 in the prior year, an increase of $181,664 or 80%. General and administrative expense consists primarily of legal and accounting fees associated with the filings with the SEC and the preparation of financial statements for the Company. Legal and accounting fees represented $90,000 of the increase. The balance of the increase is attributable to payroll, stock-based compensation, travel and product liability insurance.

LIQUIDITY AND CAPITAL RESOURCES

As of June 30, 2012, we had cash of $417,510 and accounts payable and accrued expenses and other current liabilities of $469,805.  The cash is largely attributable to proceeds from our private placement of common stock in June 2012 in which the Company issued 1,000,000 shares to an investor in a private placement for net proceeds of $500,000. Based on our cash position as of June 30, 2012, we believe we can fund core operations into the second quarter of 2013.

We have received minimal revenues from the SUGARDOWN® product.   Without substantial revenue and known, adequate and available financing, there is uncertainty regarding the Company's ability to continue as a going concern.

Management has plans to seek additional capital through private placements and public offerings of its common stock.   There can be no assurance that the Company will be successful in accomplishing its objectives. Without such additional capital, the Company may be required to cease operations.

Our CEO and our President intend to provide minimal cash to fund critical needs once the proceeds of the private placement are exhausted until additional shares are sold to raise capital or SUGARDOWN® or other products generate sufficient revenues to fund the operations of the Company.

Our CEO also contributed a provisional patent, a patent and know-how to the Company.  We intend to use these assets and SUGARDOWN® to attract investors in order to raise the capital required to fund operations.

Contractual obligations

We do not currently have any material contractual obligations.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our consolidated financial condition, results of operations, liquidity, capital expenditures or capital resources.

DESCRIPTION OF PROPERTY

We do not currently own any real property. We currently lease approximately 1,500 feet of office space with access to common areas located at 1750 Elm Street, Suite 103, Manchester, NH 03104 on a three year lease that can be terminated either by us or by the landlord at any time. The base rent for this facility is $2,000 per month.

CERTAIN RELATIONSHIPS AND
RELATED TRANSACTIONS

During the last two fiscal years, we have not entered into any material transactions or series of transactions that would be considered material in which any officer, director or beneficial owner of 5% or more of any class of our capital stock, or any immediate family member of any of the preceding persons, had a direct or indirect material interest, and there are no transactions presently proposed, except as follows:

1.
Between July 3, 2009 and May 7, 2012, David Platt, the Company’s CEO and CFO loaned an aggregate of $277,820 to the Company and BTI to fund start-up costs and current operations of the Company and BTI pursuant to a series of unsecured promissory notes. The Company assumed BTI’s obligations on the notes issued by BTI to Dr. Platt when BTI merged into the Company in November 2009. The notes carry interest at 6.5%. The notes initially became due and payable at various times between March 31, 2011 and June 30, 2012. On January 16, 2012, the maturity dates of each of the notes were amended to June 29, 2013.  On August 6, 2012, the outstanding notes of $297,820 were amended to extend the maturity dates to June 29, 2014.  As of June 30, 2012, and December 31, 2011, $33,996 and $25,641, respectively, of accrued interest had been included in accrued expenses on the accompanying balance sheet.  The CEO intends, but is not legally obligated, to fund the Company’s operations in this manner until the Company raises sufficient capital.

2.
On May 7, 2012, Ken Tassey, the Company’s COO loaned the Company $20,000 to fund current operations of the Company pursuant to an unsecured promissory note.  The note carries interest at 6.5%. The note initially became due and payable on June 29, 2013.  On August 6, 2012, the note was amended to extend the maturity date to June 29, 2014.

3.
On November 10, 2010, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Boston Therapeutics, Inc., a New Hampshire corporation (“BTI”) providing for the merger of BTI into the Company with the Company being the surviving entity (the “Merger”), the issuance by the Company of 4,000,000 shares of common stock to the stockholders of BTI in exchange for 100% of the outstanding common stock of BTI, and the change of the Company’s name to Boston Therapeutics, Inc. David Platt is a founder of BTI and was a director and minority stockholder of BTI at the time of the Merger. Dr. Platt received 400,000 shares of our common stock in connection with the Merger. Kenneth A. Tassey, Jr., who became our President shortly after the Merger, was the President and principal stockholder of BTI at the time of the Merger. Mr. Tassey received 3,200,000 shares of our common stock in connection with the Merger. The Company did not obtain an independent valuation of BTI prior to the Merger. The Company determined the aggregate consideration for the Merger based on an assessment of the technology owned by BTI, including the rights to SUGARDOWN®, and of the potential revenues that could be derived from such technology.

DIRECTOR AND EXECUTIVE COMPENSATION

The following table sets forth information concerning all cash and non-cash compensation awarded to, earned by or paid to (i) all individuals serving as the Company’s principal executive officer or acting in a similar capacity during the last two completed fiscal years, regardless of compensation level, and (ii) the Company’s two most highly compensated executive officers other than the principal executive officers serving at the end of the last two completed fiscal years (collectively, the “Named Executive Officers”). The following table sets forth information concerning all cash and non-cash compensation awarded to, earned by or paid to the Company’s chief executive officer and chief financial officer and to the Company’s President since the Company’s inception (August 24, 2009), regardless of compensation level. The Company’s chief executive officer and Chief Financial Officer and the Company’s President are the only officers of the Company for whom compensation disclosure is required pursuant to instruction 1 to Item 402(a)(3) of Regulation S-K.

Summary Compensation Table
Name and Principal Position	Year	Salary	Bonus	Stock Awards (1)		Total Compensation
David Platt, Chief Executive Officer and Chief Financial Officer	2011	$-	$-		$-	$-
	2010	$-	$-		$-	$-
Kenneth A. Tassey, Jr., President(1)	2011	$19,800	$-	$		$-
	2010	$-	$-	$		$-
(1) Mr. Tassey became President of the Company in November 2010. Dr. Platt served as president prior to that time.

Grants of Plan-Based Awards
There were no equity or non-equity awards granted to the Named Executive Officers in 2011.

Outstanding Equity Awards at December 31, 2011
There were no outstanding unvested stock options held by the Company’s Named Executive Officers at December 31, 2011.

Option Exercises and Stock Vested in 2011
Our Named Executive Officers did not exercise any stock options or have any stock awards vest during fiscal year 2011.

Director Compensation

All compensation, if any, paid to our employee directors is set forth in the tables summarizing executive officer compensation above.  For the 2011 fiscal year, non-employee directors were not entitled to receive, and did not receive, any stock options or other forms of compensation and there are currently no agreements in effect entitling them to compensation.

Employment Contracts

In August 2011, Mr. Tassey entered into an employment contract with the Company, pursuant to which he is engaged to serve in the position set forth below. The employment contract sets forth the officer’s annual salary, hours of work and other terms. The terms of the employment contract include the following:

Name	Term	Monthly Wage	Job Title
Kenneth A. Tassey, Jr.	August 11, 2011 through December 31, 2012	$3,000	President and Chief Operating Officer

The employment agreement between the Company and Mr. Tassey provides for the lump-sum payment of 50% of Mr. Tassey’s annual salary then in effect in the event the agreement is terminated by the Company without cause other than as a result of the death or disability, which would result in a payment of $18,000 to Mr. Tassey based on his current salary level. In the event of the termination of the agreement as a result of Mr. Tassey’s death or disability, he or his estate is entitled to receive payment of his salary for the balance of the month in which such termination occurs, which would result in a payment of no more than $3,000 to Mr. Tassey based on his current salary level. In both instances, Mr. Tassey is entitled to receive any unpaid non-discretionary bonus for the year prior to the year in which the termination occurs.

The employment agreement between the Company and Mr. Tassey further entitles Mr. Tassey to receive benefits on the same basis as employee benefits are generally made available to other senior executives of the Company, including among other items, health, life and disability insurance and participation in any non-discretionary executive bonus or similar plans.

The employment agreement between the Company and Mr. Tassey provides that if he is terminated without cause within 6 months after a change of control he is entitled to receive the lump-sum payment of 50% of Mr. Tassey’s annual salary then in effect in the event the agreement is terminated by the Company without cause other than as a result of the death or disability, which would result in a payment of $18,000 to Mr. Tassey based on his current salary level. There are no material terms of the contract that provide for payments in connection with the resignation, retirement or other termination of Mr. Tassey or in connection with a change of control. Other than the agreement with Mr. Tassey described above, there are currently no employment or consulting contracts between the Company and its Named Executive Officers or directors. There are no arrangements or plans in which we provide pension, retirement or similar benefits for Named Executive Officers or directors. Our Named Executive Officers and directors may receive stock options at the discretion of our board of directors in the future. We do not have any material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to our Named Executive Officers or directors, except that stock options may be granted at the discretion of our board of directors from time to time.

Other than the agreement with Mr. Tassey described above, there are no arrangements between the Company and the Named Executive Officers that provide for payments in connection with the resignation, retirement or other termination of a Named Executive Officer or in connection with a change of control or any other arrangements with any Named Executive Officer with respect to termination of employment or change of control transactions.

Compensation Risk Assessment

We recently formed a Compensation Committee. Prior to the formation of the committee, compensation decisions, including the contract with Mr. Tassey described above, were made by the full Board. In setting compensation, the Compensation Committee considers (and the Board previously considered) the risks to the Company’s stockholders and to achievement of its goals that may be inherent in its compensation programs. The Compensation Committee (and the Board previously) reviewed and discussed its assessment with management and outside legal counsel and concluded that the Company’s compensation programs are within industry standards and are designed with the appropriate balance of risk and reward to align employees’ interests with those of the Company and do not incent employees to take unnecessary or excessive risks. We believe our compensation plans are appropriately structured and are not reasonably likely to result in a material adverse effect on the Company.

Outstanding Equity Awards at Fiscal Year End.

The following table includes the information as of the end of 2011 for our equity compensation plans:
Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted- average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a) ) (c)
Equity compensation plans approved by security holders (1)	78,400	$1.85	4,921,600
Equity compensation plans not approved by security holders (2)	1,500,000	$0.10	600,000
Total	1,578,400		5,521,600

(1)
Consists of our 2010 Stock Plan (the “2010 Plan”). See Note 4—“Stock Option Plan and Stock-Based Compensation” of the Notes to the Financial Statements included in this Prospectus. The Company’s stockholders approved the 2010 Plan by written consent on June 16, 2010.

(2)
Consists of our 2011 Non-Qualified Stock Plan (the “2011 Plan”). See Note 4 —“Stock Option Plan and Stock-Based Compensation” of the Notes to the Financial Statements included in this Prospectus. The 2011 Plan has not been presented to the Company’s stockholders for their consent.

Compensation, if any, paid to our employee directors is set forth in the tables summarizing executive officer compensation above. For the 2011 fiscal year, non-employee directors were not entitled to receive, and did not receive, any stock options or other forms of compensation and there are currently no agreements in effect entitling them to compensation.

Corporate Governance

The Company has established separate audit, compensation and nominating committees of its board of directors.

Code of Ethics. A code of business conduct and ethics is a written standard designed to deter wrongdoing and to promote (a) honest and ethical conduct, (b) full, fair, accurate, timely and understandable disclosure in regulatory filings and public statements, (c) compliance with applicable laws, rules and regulations, (d) the prompt reporting violation of the code and (e) accountability for adherence to the code. We are not currently subject to any law, rule or regulation requiring that we adopt a code of ethics; however, we intend to adopt one in the near future.
Audit Committee. The Board of Directors has not yet established a separate audit committee, and the functions of the audit committee are currently performed by our Board of Directors as a whole in accordance with Section 3(a)(58) of the Exchange Act. We are not currently subject to any law, rule or regulation requiring that we establish or maintain a separate audit committee.

Board of Directors Independence. Our Board of Directors consists of six members. We are not currently subject to any law, rule or regulation requiring that all or any portion of our Board of Directors include “independent” directors. Four of the members of the Board of Directors, Dale H. Conaway, D.V.M., Rom E. Eliaz, Henry Esber  and Carl Lueders, are “independent” as defined in Section 4200(a)(15) of NASDAQ Stock Market Rules.

Audit Committee Financial Expert. The Board of Directors has determined that Carl L. Lueders is an “audit committee financial expert” who is “independent” as defined in Item 407(d)(5) of Regulation S-K of the Securities Exchange Act of 1934, as amended and Mr. Lueders serves as acting chairman when the Board performs audit committee functions.

Nominating Committee. Our Board of Directors has established a nominating committee. We are not currently subject to any law, rule or regulation requiring that we establish a nominating committee.

Compensation Committee. Our Board of Directors has established a compensation committee. We are not currently subject to any law, rule or regulation requiring that we establish a compensation committee. We intend to establish a compensation committee if the Board determines it to be advisable or we are otherwise required to do so by applicable law, rule or regulation.

Indemnification Agreements

None.

Director Independence

Four of the members of the board of directors are “independent” as defined under the rules of the NASDAQ Stock Market.

CHANGES IN AND DISAGREEMENTS WITH
ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

On July 21, 2010, the Company was notified that effective July 20, 2010, McGladrey LLP (“McGladrey”) acquired certain assets of Caturano and Company, Inc., the Company’s independent registered public accounting firm (“Caturano”), and substantially all of the officers and employees of Caturano joined McGladrey. As a result, on October 26, 2010, Caturano resigned as the independent registered public accounting firm for the Company and, concurrent with such resignation, McGladrey was appointed by the Company as its new independent registered public accounting firm by the Company’s Board of Directors.

The audit report of Caturano on the financial statements of the Company for the period ending December 31, 2009 did not contain an adverse opinion or a disclaimer of opinion, and was not qualified or modified to the uncertainty, audit scope or accounting principles, except that it did contain an explanatory paragraph disclosing the uncertainty regarding the ability of the Company to continue as a going concern. During the fiscal period ended December 31, 2009 and through October 26, 2010 there were: (1) no disagreements between the Company and Caturano on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of Caturano would have caused them to make reference thereto in their reports on the Company’s financial statements for such years, and (2) no reportable events within the meaning set forth in Item 304(a)(1)(v) of Regulation S-K.

During the Company’s fiscal period ended December 31, 2009 and through October 26, 2010, the Company did not consult with McGladrey on either (1) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that may be rendered on the Company’s financial statements, and McGladrey did not provide either a written report or oral advice to the Company that McGladrey concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (2) any matter that was either the subject of a disagreement, as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions to Item 304 of Regulation S-K, or a reportable event, as that term is defined in Item 304(a)(1)(v) of Regulation S-K.

DESCRIPTION OF CAPITAL STOCK

We have authorized capital stock consisting of 100,000,000 shares of common stock, $0.001 par value per share ("Common Stock") and 5,000,000 shares of preferred stock, $0.001 par value per share ("Preferred Stock"). As of_September 7, 2012, we had 17,348,206 shares of common stock issued and outstanding and no shares of Preferred Stock issued and outstanding.

PREFERRED STOCK

Shares of Preferred Stock may be issued from time to time in one or more series, each of which shall have such distinctive designation or title as shall be determined by our Board of Directors ("Board of Directors") prior to the issuance of any shares thereof. Preferred Stock shall have such voting powers, full or limited, or no voting powers, and such preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof, as shall be stated in such resolution or resolutions providing for the issue of such class or series of Preferred Stock as may be adopted from time to time by the Board of Directors prior to the issuance of any shares thereof. The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of all the then outstanding shares of our capital stock entitled to vote generally in the election of the directors, voting together as a single class, without a separate vote of the holders of the Preferred Stock, or any series thereof, unless a vote of any such holders is required pursuant to any Preferred Stock Designation.

Additionally, while it is not possible to state the actual effect of the issuance of any shares of Preferred Stock on the rights of holders of the common stock until the Board of Directors determines the specific rights of the holders of any shares of Preferred Stock, such rights may be superior to those associated with our common stock, and may include:

o	Restricting dividends on the common stock;

o	Rights and preferences including dividend and dissolution rights, which are superior to our common stock;

o	Diluting the voting power of the common stock;

o	Impairing the liquidation rights of the common stock; or
o	Delaying or preventing a change in control of the Company without further action by the stockholders.

COMMON STOCK

Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of shareholders. Directors are appointed by a plurality of the votes present at any special or annual meeting of shareholders (by proxy or in person), and a majority of the votes present at any special or annual meeting of shareholders (by proxy or in person) shall determine all other matters. The holders of outstanding shares of common stock are entitled to receive dividends out of assets or funds legally available for the payment of dividends at such times and in such amounts as the board from time to time may determine. There is no cumulative voting of the election of directors then standing for election. The common stock is not entitled to pre-emptive rights and is not subject to conversion or redemption. Upon liquidation, dissolution or winding up of our company, the assets legally available for distribution to stockholders are distributable ratably among the holders of the common stock after payment of liquidation preferences, if any, on any outstanding payment of other claims of creditors. Each outstanding share of common stock is, and all shares of common stock to be outstanding upon completion of this Offering will be, duly and validly issued, fully paid and non-assessable.

Director Independence

Four of the members of the board of directors are “independent” as defined under the rules of the NASDAQ Stock Market.

Provisions of the Company’s Charter or By-Laws which would delay, deter or prevent a change in control of the Company

There are no special provisions of the Company’s Certificate of Incorporation or By-Laws which would specifically delay, deter or prevent a change in control of the Company. Additionally, the Company has 5,000,000 shares of preferred stock authorized and undesignated. Shares of preferred stock designated by our Board of Directors in the future may have voting powers superior to our common stock, and such preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof as adopted by the Board of Directors. Such preferred stock, if authorized in the future, may contain provisions (including voting rights) which could delay, deter or prevent a change in control of the Company.

SHARES AVAILABLE FOR FUTURE SALE

Assuming that all 20,000,000 common shares in this offering are issued and sold, and the 10,000,000 warrants are issued and exercised, we will have 47,348,206 shares of common stock outstanding. Of those 47,348,206 shares of common stock outstanding, only 30,000,000 shares issued in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any shares held by an “affiliate” of us, which will be subject to the resale limitations of Rule 144 promulgated under the Securities Act.

Rule 144 governs resale of "restricted securities" for the account of any person (other than an issuer), and restricted and unrestricted securities for the account of an "affiliate" of the issuer. Restricted securities generally include any securities acquired directly or indirectly from an issuer or its affiliates which were not issued or sold in connection with a public offering registered under the Securities Act. An affiliate of the issuer is any person who directly or indirectly controls, is controlled by, or is under common control with, the issuer. Affiliates of the Company may include its directors, executive officers, and persons directly or indirectly owning 10% or more of the outstanding common stock. Under Rule 144, non-affiliates are able to sell restricted securities pursuant to Rule 144, after six months, subject to certain conditions, including if the Company is current in its reporting obligations with the Commission and remains current for an additional period of six months, and thereafter after one year, with no volume or reporting obligations.

Under Rule 144, affiliates are able to sell restricted securities pursuant to Rule 144 after six months, subject to certain conditions, including if the Company is current in its reporting obligations with the Commission and remains current for an additional period of six months, as well as other requirements described below. Resales by the Company's affiliates of restricted and unrestricted common stock are subject to volume limitation, aggregation, broker transaction, notice filing requirements, and requirements concerning publicly available information about the Company ("Applicable Requirements"). The volume limitations provide that a person (or persons who must aggregate their sales) cannot, within any three-month period, sell more than the greater of one percent of the then outstanding shares, or the average weekly reported trading volume during the four calendar weeks preceding each such sale.

PLAN OF DISTRIBUTION

We are offering for sale a maximum of 20,000,000 shares of our common stock in a self-underwritten offering directly to the public at a price of $0.50 per share, plus a maximum of 10,000,000 shares of our common stock underlying the warrants exercisable at price of $1.00 per share. There is no minimum number of shares that we must sell in our direct offering, and therefore no minimum amount of proceeds will be raised. No arrangements have been made to place funds into an escrow or any similar account. Upon receipt, offering proceeds will be deposited into our operating account and used to conduct our business and operations. We are offering the shares without any underwriting discounts or commissions. If all 20,000,000 shares are not sold within 180 days from the date hereof the offering for the balance of the shares will terminate and no further shares will be sold.

Our offering price of $0.50 per share was determined based on very light trading volume with a limited float, $0.50 is the approximate trading price decided upon by our management and is not based upon earnings or operating history, does not reflect our actual value, and bears no relation to our earnings, assets, book value, net worth, or any other recognized criteria of value. No independent investment banking firm has been retained to assist in determining the offering price for the shares. Such offering price was not based on the price of the issuance to our founders. Accordingly, the offering price should not be regarded as an indication of any future price of our stock.

Our common stock is traded on the over-the-counter (OTC) Bulletin Board. There is currently a limited market for our shares of common stock. There can be no assurance that a market for our common stock will be sustained. Therefore, purchasers of our shares registered hereunder may be unable to sell their securities because our shares are thinly traded. As a result, you may find it more difficult to dispose of, or obtain accurate quotes of our common stock. Any purchaser of our securities should be in a financial position to bear the risks of losing their entire investment.

Shares in This Offering Will Be Sold By Our Officers and Directors

This is a self-underwritten offering with no minimum sale requirement. Our officers and directors will sell the Shares directly to the public, with no commission or other remuneration payable to them for any Shares that are sold by them. Dr. Platt will register as the issuer-agent in those states requiring such registration. In offering the securities on our behalf, he will rely on the safe harbor from broker-dealer registration set out in Rule 3a4-1 under the Securities Exchange Act of 1934.

Rule 3a4-1 sets forth those conditions under which a person associated with an Issuer may participate in the offering of the Issuer’s securities and not be deemed to be a broker-dealer. Those conditions are as follows:

a.	Our officers and directors are not subject to a statutory disqualification, as that term is defined in Section 3(a)(39) of the Act, at the time of their participation; and
b.
Our officers and directors will not be compensated in connection with their participation by the payment of commissions or other remuneration based either directly or indirectly on transactions in securities; and

c.	Our officers and directors are not, nor will they be at the time of their participation in the offering, an associated person of a broker-dealer; and

Our officers and directors meet the conditions of paragraph (a)(4)(ii) of Rule 3a4-1 of the Exchange Act, in that they (A) primarily perform, or intend primarily to perform at the end of the offering, substantial duties for or on behalf of our Company, other than in connection with transactions in securities; and (B) are not a broker or dealer, or have been associated person of a broker or dealer, within the preceding twelve months; and (C) have not participated in selling and offering securities for any Issuer more than once every twelve months other than in reliance on Paragraphs (a)(4)(i) and (a)(4)(iii).

There are no current plans or arrangements to enter into any contracts or agreements to sell the Shares with a broker or dealer. However, we may enter into such agreements and pay commissions and expenses of up to 10% of all proceeds raised by brokers, dealers, finders or selling agents who may participate in this offering.

Our officers, directors, control persons and affiliates of same do not intend to purchase any shares in this offering.
Under the securities laws of certain states, the Shares may be sold in such states only through registered or licensed brokers or dealers or persons exempt from such registration. In addition, in certain states the Shares may not be sold unless the Shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with. We will only offer and sell the Shares in those states where we register or qualify the Shares for sale or where an exemption from such registration or qualification requirement is available and we have complied with such exemption.

We intend to sell our shares in the Commonwealth of Massachusetts, New York, New Jersey, Connecticut, Texas, California, Florida and Illinois.  However we may expand the offering into additional states should the officers deem it appropriate to do so.

Terms of the Offering

The shares will be sold at the fixed price of $0.50 per share until the completion of this offering. There is no minimum amount of subscription required per investor, and subscriptions, once received, are irrevocable. This offering will commence on the effective date of this Prospectus and continue for a period not to exceed 180 days (the “Expiration Date”).

Deposit of Offering Proceeds

This is a “best efforts” offering and, as such, we will be able to spend any of the proceeds. The funds will be transferred to our business account for use in the implementation of our business plans

Procedures and Requirements for Subscription

If you decide to subscribe for any shares in this offering, you will be required to execute a Subscription Agreement and tender it, together with a check or certified funds to us. Subscriptions, once received by the Company, are irrevocable. All checks for subscriptions should be made payable to the Company. There is no minimum purchase requirement.

DETERMINATION OF PRICE

The offering of 20,000,000 shares of our common stock described in this Prospectus, and 10,000,000 shares of our common stock upon exercise of the warrants will represent approximately 173% of our outstanding common stock. For purposes of calculating the registration fee for the common stock included in this Prospectus, we have used an estimated public offering price of $0.50 per share. This is an arbitrary price and we can offer no assurances that the $0.50 price per share bears any relation to the value of the shares as of the date of this Prospectus.

MARKET FOR COMMON EQUITY
AND RELATED STOCKHOLDER MATTERS

No established public trading market exists for our common stock. We have no shares of common stock subject to outstanding options or warrants to purchase, or securities convertible into, our common stock. Except for this offering, there is no common stock that is being, or has been proposed to be, publicly offered.

Holders of Common Stock
As of the date of this prospectus, we have 1,676 holders of record of our common stock. The number of record holders does not include persons, if any, who hold our common stock in nominee or “street name” accounts through brokers. Our primary stockholders are Dr. David Platt, our chairman of the board, chief executive officer and chief financial officer, Kenneth Tassey, our President, and Offer Binder, who own 8,603,584; 3,040,000, and 2,000,000 shares respectively of our common stock, or an aggregate of 13,643,584 of our 17,348,206 outstanding shares.

Dividends
There have been no cash dividends declared on our common stock since our company was formed. Dividends are declared at the sole discretion of our Board of Directors. Our intention is not to declare cash dividends and retain all cash for our operations.

ADDITIONAL INFORMATION

We have filed a registration statement on Form S-1 with the Securities and Exchange Commission for our common stock offered in this offering. This Prospectus does not contain all of the information set forth in the registration statement. You should refer to the registration statement and its exhibits for additional information. Whenever we make references in this Prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits attached to the registration statement for the copies of the actual contract, agreement or other document.

Our fiscal year ends on December 31. We plan to furnish our shareholders annual reports containing audited financial statements and other appropriate reports, where applicable. In addition, we intend to become a reporting company and file annual, quarterly, and current reports, and other information with the SEC, where applicable. You may read and copy any reports, statements, or other information we file at the SEC's public reference room at 100 F. Street, N.E., Washington D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our SEC filings are also available to the public on the SEC's Internet site at http\\www.sec.gov.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent of the corporation. Section 145 of the Delaware General Corporation Law also provides that expenses (including attorneys’ fees) incurred by a director or officer in defending an action may be paid by a corporation in advance of the final disposition of an action if the director or officer undertakes to repay the advanced amounts if it is determined such person is not entitled to be indemnified by the corporation. The Delaware General Corporation Law provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise. The Company’s Bylaws provide that, to the fullest extent permitted by law, the Company shall indemnify and hold harmless any person who was or is made or is threatened to be made a party or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that such person, or the person for whom he is the legally representative, is or was a director or officer of the Company, against all liabilities, losses, expenses (including attorney’s fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such proceeding.

Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions, or (iv) for any transaction from which the director derived an improper personal benefit. The Company’s Certificate of Incorporation provides for such limitation of liability.

The Company’s By-laws provide for the indemnification of, and advancement of expenses to, directors and officers of the Company (and, at the discretion of the Board of Directors of the Company, employees and agents of the Company to the extent that Delaware law permits the Company to provide indemnification to such persons) in excess of the indemnification and advancement otherwise permitted under Section 145 of the DGCL, subject only to limits created by applicable Delaware law (statutory or non-statutory), with respect to actions for breach of duty to the Company, its stockholders and others. The provision does not affect directors’ responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

The Company intends to enter into agreements with its directors and executive officers, that will require the Company to indemnify such persons to the fullest extent permitted by law, against expenses, judgments, fines, settlements and other amounts incurred (including attorneys’ fees), and advance expenses if requested by such person, in connection with investigating, defending, being a witness in, participating, or preparing for any threatened, pending, or completed action, suit, or proceeding or any alternative dispute resolution mechanism, or any inquiry, hearing, or investigation (collectively, a “Proceeding”), relating to any event or occurrence that takes place either prior to or after the execution of the indemnification agreement, related to the fact that such person is or was a director or officer of the Company, or while a director or officer is or was serving at the request of the Company as a director, officer, employee, trustee, agent, or fiduciary of another foreign or domestic corporation, partnership, joint venture, employee benefit plan, trust, or other enterprise, or was a director, officer, employee, or agent of a foreign or domestic corporation that was a predecessor corporation of the Company or of another enterprise at the request of such predecessor corporation, or related to anything done or not done by such person in any such capacity, whether or not the basis of the Proceeding is alleged action in an official capacity as a director, officer, employee, or agent or in any other capacity while serving as a director, officer, employee, or agent of the Company. Indemnification is prohibited on account of any Proceeding in which judgment is rendered against such persons for an accounting of profits made from the purchase or sale by such persons of securities of the Company pursuant to the provisions of Section 16(b) of the Securities Exchange Act of 1934, as amended, or similar provisions of any federal, state, or local laws. The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder.

Insurance. The Company may purchase and maintain insurance on behalf of any person who is or was a director, officer or employee of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another company, partnership, joint venture, trust or other enterprise against liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the Company would have the power to indemnify him against liability under the provisions of this section. The Company currently maintains such insurance.

Settlement by the Company. The right of any person to be indemnified is subject always to the right of the Company by its Board of Directors, in lieu of such indemnity, to settle any such claim, action, suit or proceeding at the expense of the Company by the payment of the amount of such settlement and the costs and expenses incurred in connection therewith.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities (other than the payment of expenses incurred or paid by a director, officer or controlling person in a successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to the court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

At present, there is no pending litigation or proceeding involving any of our directors, officers or employees as to which indemnification is sought, nor are we aware of any threatened litigation or proceeding that may result in claims for indemnification.
LEGAL MATTERS

Certain legal matters with respect to the issuance of shares of common stock offered hereby will be passed upon by Seyfarth Shaw LLP, Boston, Massachusetts.

EXPERTS

The financial statements of the Company as of and for the years ended December 31, 2011 and 2010 and for the period from inception (August 24, 2009) to December 31, 2011, appearing in this Prospectus and Registration Statement, have been audited by McGladrey LLP (Formerly McGladrey & Pullen, LLP), an independent registered public accounting firm, as stated in their report appearing elsewhere herein, (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the Company's ability to continue as a going concern) and are included in reliance upon such report and upon the authority of such firm as experts in accounting and auditing.

The financial statements of the Company as of December 31, 2009 and for the period from inception (August 24, 2009) to December 31, 2009, appearing in this Prospectus and Registration Statement, have been audited by Caturano and Company, Inc., an independent registered public accounting firm, as stated in their report appearing elsewhere herein, (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the Company's ability to continue as a going concern) and are included in reliance upon such report and upon the authority of such firm as experts in accounting and auditing.

FINANCIAL STATEMENTS

The Financial Statements required by Article 8 of Regulation S-X are stated in U.S. dollars and are prepared in accordance with Accounting Principles Generally Accepted in the United States of America (“US GAAP”). The following financial statements pertaining to Boston Therapeutics, Inc. are filed as part of this Prospectus.

C O N T E N T S
Unaudited interm financial statements for the three and six month periods ended June 30, 2012 and 2011
Balance Sheet	F-2
Statement of Operations	F-3
Statements of Cash Flows	F-4
Notes to Financial Statements	F-5

(Formerly Avanyx Therapeutics, Inc.)
(A Development Stage Company)
Balance Sheets (Unaudited)
June 30, 2012 and December 31, 2011	June 30, 2012	December 31, 2011

Cash	$417,510	$225,995
Prepaid expenses	5,495	5,331
Inventory, net	24,726	23,596
Total current assets	447,731	254,922
Property and equipment, net	4,297	-
Intangible assets	792,857	825,000
Goodwill	69,782	69,782
Other assets	2,125	-
Total assets	$1,316,792	$1,149,704

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
Accounts payable	$335,954	$341,873
Accrued expenses and other current liabilities	133,851	125,316
Total current liabilities	469,805	467,189
Advances - related parties	297,820	257,820
Total liabilities	767,625	725,009

COMMITMENTS AND CONTINGENCIES

Stockholders’ equity:
Preferred stock, $0.001 par value, 5,000,000 shares authorized,
none issued and outstanding	-
Common stock, $0.001 par value, 100,000,000 shares
authorized, 17,348,206 and 16,223,206 shares issued and outstanding
at June 30, 2012 and December 31, 2011, respectively	17,348	16,223
Additional paid-in capital	2,284,497	1,621,756
Deficit accumulated during the development stage	(1,752,678)	(1,213,284)
Total stockholders’ equity	549,167	424,695

Total liabilities and stockholders’ equity	$1,316,792	$1,149,704

The accompanying notes are an integral part of these financial statements.

Boston Therapeutics, Inc.
(Formerly Avanyx Therapeutics, Inc.)
(A Development Stage Company)
Statements of Operations (Unaudited)
For the Three and Six Month Periods Ended June 30, 2012 and 2011
and the Period from Inception (August 24, 2009) through June 30, 2012

					Period from Inception (August 24, 2009)
	For the Three Months Ended		For the Three Months Ended
					to
	June 30,	June 30,	June 30,	June 30,	June 30,
	2012	2011	2012	2011	2012

Revenue	$2,376	$1,767	$21,230	$2,247	$25,770
Cost of goods sold	4,162	1,287	31,757	2,250	38,530
Gross margin	(1,786)	480	(10,527)	(3)	(12,760)

Operating expenses:
Research and development	67,924	16,072	119,552	33,211	324,600
Sales and marketing	66,898	1,542	134,078	1,997	344,271
General and administrative	139,435	75,459	263,971	150,295	1,036,109
Total operating expenses	274,257	93,073	517,601	185,503	1,704,980
Operating loss	(276,043)	(92,593)	(528,128)	(185,506)	(1,717,740)
Interest expense	(4,178)	(4,104)	(8,356)	(7,210)	(32,028)
Foreign currency loss	(1,768)	-	(2,910)	-	(2,910)
Net loss	$(281,989)	$(96,697)	$(539,394)	$(192,716)	$(1,752,678)

Net loss per share- basic and diluted	$(0.02)	$(0.01)	$(0.03)	$(0.01)
Weighted average shares outstanding basic and diluted	16,287,381	14,264,914	16,255,293	14,153,075

The accompanying notes are an integral part of these financial statements.

Boston Therapeutics, Inc.
(Formerly Avanyx Therapeutics, Inc.)
(A Development Stage Company)
Statement of Cash Flows (Unaudited)
For the Six Month Periods Ended June 30, 2012 and 2011
and the Period from Inception (August 24, 2009) through June 30, 2012			Period from Inception (August 24, 2009) to June 30, 2012

	For the Three Months Ended
	June 30,	June 30,
	2012	2011
Cash flows from operating activities:
Net loss	$(539,394)	$(192,716)	$(1,752,678)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization of intangible assets	32,143	32,143	107,143
Stock based compensation	116,866	13,118	266,715
Issuance of common stock for consulting services	25,000	-	70,250
Changes in:
Inventory	(1,130)	(10,280)	(20,356)
Prepaid expenses	(164)	18	(2,578)
Other assets	(2,125)	-	(2,125)
Accounts payable	(5,919)	157,046	335,954
Accrued expenses	8,535	(154,112)	87,032

Net cash used in operating activities	(366,188)	(154,783)	(910,643)

Cash flows from investing activities:
Purchase of property and equipment	(4,297)	-	(4,297)
Net cash acquired in acquisition of Boston Therapeutics, Inc.	-	-	8,397
Net cash (used in) provided by investing activities	(4,297)	-	4,100

Cash flows from financing activities:
Proceeds from advances - related parties	40,000	80,000	237,820
Proceeds from issuance of common stock - related party	-	-	21,236
Proceeds from issuance of common stock	522,000	500,000	1,064,997
Net cash provided by financing activities	562,000	580,000	1,324,053
Net increase in cash and cash equivalents	191,515	425,217	417,510

Cash and cash equivalents, beginning of period	225,995	15,193	-
Cash and cash equivalents, end of period	$417,510	$440,410	$417,510

Supplemental disclosure of cash flow information:
Cash paid during the period for:
Interest	$-	$-	$
- Income taxes	$-	$-	$
Acquisition of Boston Therapeutics, Inc.:
Fair value of assets acquired	$-	$-		$985,466
Assumed liabilities	-	-		(106,819)
Fair value of assets acquired	$-	$-		$878,647
Subscription receivable	$-	$8,867		$8,867

The accompanying notes are an integral part of these financial statements.

Boston Therapeutics, Inc.
(Formerly Avanyx Therapeutics, Inc.)
(A Development Stage Company)
Notes to Unaudited Condensed Financial Statements
For the three and six month periods ended June 30, 2012 and 2011 and Period from Inception (August 24, 2009) to June 30, 2012

1.             GENERAL ORGANIZATION AND BUSINESS

Boston Therapeutics, Inc. (the “Company”) was formed as a Delaware corporation on August 24, 2009 under the name Avanyx Therapeutics, Inc. On November 10, 2010, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Boston Therapeutics, Inc., a New Hampshire corporation (“Target”) providing for the merger of Target into the Company with the Company being the surviving entity (the “Merger”), the issuance by the Company of 4,000,000 shares of common stock to the stockholders of Target in exchange for 100% of the outstanding common stock of Target, and the change of the Company’s name to Boston Therapeutics, Inc. David Platt, the Company’s Chief Executive Officer and Chief Financial Officer, is a founder of Target and was a director and minority stockholder of Target at the time of the Merger. Dr. Platt received 400,000 shares of the Company’s common stock in connection with the Merger. Kenneth A. Tassey, Jr., who became the Company’s President shortly after the Merger, was the Chief Executive Officer, President and principal stockholder of Target at the time of the Merger. Mr. Tassey received 3,200,000 shares of our common stock in connection with the Merger.

Boston Therapeutics, headquartered in Manchester, NH, (OTC: BTHE) is a leader in the field of complex carbohydrate chemistry.  The Company's initial product pipeline is focused on developing and commercializing therapeutic molecules for diabetes: SUGARDOWN®, a non-systemic chewable complex carbohydrate dietary supplement designed to moderate post-meal blood glucose; PAZ320, a non- systemic chewable therapeutic compound designed to reduce post-meal glucose elevation, and IPOXYN™, an injectable anti-hypoxia drug specifically designed to treat lower limb ischemia associated with diabetes. More information is available at www.bostonti.com.

The Company has minimal operations and is considered to be in the development stage as of June 30, 2012.  The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The Company is a recently formed entity with limited resources and operating history. As shown in the accompanying financial statements, the Company has incurred net losses of $1,752,678 for the period from August 24, 2009 (inception) to June 30, 2012 and has negative working capital of $22,074 as of June 30, 2012. The future of the Company is dependent upon its ability to obtain financing and upon future profitable operations from the development of its new business opportunities.

Management has plans to seek additional capital through private placements and public offerings of its common stock. There can be no assurance that the Company will be successful in accomplishing its objectives. Without such additional capital, the Company may be required to cease operations.

These conditions raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event the Company cannot continue in existence.

Boston Therapeutics, Inc.
(Formerly Avanyx Therapeutics, Inc.)
(A Development Stage Company)
Notes to Unaudited Condensed Financial Statements
For the three and six month periods ended June 30, 2012 and 2011 and Period from Inception (August 24, 2009) to June 30, 2012

2.             SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES

Basis of  Presentation

The accompanying unaudited condensed financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP") for interim financial information and the rules of the Securities and Exchange Commission for quarterly reports on Form 10-Q. It is suggested that these condensed financial statements be read in conjunction with the Company's financial statements for its year ended December 31, 2011 included in its Form 10-K. In the opinion of management, the statements contain all adjustments, including normal recurring adjustments necessary in order to present fairly the financial position as of June 30, 2012 and the results of operations for the three and six month periods ended June 30, 2012 and 2011 and the period from inception (August 24, 2009) through June 30, 2012.

The year-end balance sheet data was derived from the audited financial statements but does not include all disclosures required by accounting principles generally accepted in the United States of America.

The results disclosed in the Statements of Operations for the three and six month periods ended June 30, 2012 are not necessarily indicative of the results to be expected for the full fiscal year.

Use  of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and  assumptions that affect the reported amounts  of assets  and liabilities  and disclosure of contingent assets  and  liabilities  at the date of the financial statements and the reported amounts of revenue and expenses during the  reporting period.   Actual results could differ from those estimates.

Segment Information

Operating segments are identified as components of an enterprise about which separate, discrete financial information is available for evaluation by the chief operating decision-maker, or decision-making group, in making decisions on how to allocate resources and assess performance. The Company views its operations and manages its business as one operating segment.

Cash  and  Cash Equivalents

For purposes of reporting within the statement of cash flows, the Company considers all cash on hand, cash accounts not subject to withdrawal restrictions or penalties, and all highly liquid investments with original maturities of 90 days or less at the time of acquisition to be cash equivalents.
The Company maintains its cash in institutions insured by the Federal Deposit Insurance Corporation.

Revenue  Recognition

The Company generates revenues from sales of SUGARDOWN®.  Revenue is recognized when there is persuasive evidence that an arrangement exists, the price is fixed and determinable, the product is shipped and collectability is reasonably assured.

Revenue is recognized as product is shipped from an outside fulfillment operation.  Terms of product sales provide for 30 day money back guarantee.  In practice, the Company has not experienced or granted significant returns of product.  Shipping fees charged to customers are included in revenue and shipping costs are included in costs of sales.

Inventory

Inventory consists of raw materials and finished goods of SUGARDOWN®. Inventory is stated at the lower of cost (first-in, first-out) or market, not in excess of net realizable value. The Company adjusts the carrying value of its inventory for excess and obsolete inventory. This reserve was $1,667 at June 30, 2012 and December 31, 2011. The Company continues to monitor the valuation of its inventories.

Boston Therapeutics, Inc.
(Formerly Avanyx Therapeutics, Inc.)
(A Development Stage Company)
Notes to Unaudited Condensed Financial Statements
For the three and six month periods ended June 30, 2012 and 2011 and Period from Inception (August 24, 2009) to June 30, 2012

   2.             SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES...continued

Property and Equipment

Property and equipment is depreciated using the straight-line method over the following estimated useful lives:

Estimated Useful
Asset Category	Life
Office Furniture and Equipment	5 years
Computer Equipment and
Software	3 years

The Company begins to depreciate assets when they are placed in service. The costs of repairs and maintenance are expensed as incurred; major renewals and betterments are capitalized. Upon sale or retirement, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the statement of operations.

Goodwill

The Company follows the guidance of Financial Accounting Standards Board (FASB) Accounting    Standards Codification (ASC) 350, Goodwill and Other Intangible Assets. Under ASC 350, goodwill and certain other intangible assets with indefinite lives are not amortized, but instead are reviewed for impairment at least annually.

Impairment of  Long-lived  Assets

The Company reviews long-lived assets, which include the Company’s intangible assets, for impairment whenever events or changes in business circumstances indicate that the carrying amounts of the assets may not be fully recoverable. Future undiscounted cash flows of the underlying assets are compared to the assets’ carrying values. Adjustments to fair value are made if the sum of expected future undiscounted cash flows is less than book value. To date, no adjustments for impairment have been made.

Loss  per Share

Basic net loss per share is computed based on the net loss for the period divided by the weighted average actual shares outstanding during the period. Diluted net loss per share is computed based on the net loss for the period divided by the weighted average number of common shares and common equivalent shares outstanding during each period unless the effect of such common equivalent shares would be anti-dilutive. Common stock equivalents represent the dilutive effect of the assumed exercise of certain outstanding stock options using the treasury stock method.    The weighted average number of common shares for the three and six months ended June 30, 2012 and 2011 did not include 1,898,400 and 138,577 options and warrants, respectively, because of their anti-dilutive effect.

Fair Value  of Financial  Instruments

The Company’s financial instruments consist of cash and cash equivalents, accounts payable, accrued expenses, and notes payable. The carrying value of cash and cash equivalents, accounts payable and accrued expenses approximates fair value due to their short-term nature.

The carrying value of the notes payable as of June 30, 2012 and December 31, 2011 is not materially different from the fair value of the notes payable.

Stock-Based  Compensation

Stock–based compensation, including grants of employee and non-employee stock options and modifications to existing stock options, is recognized in the income statement based on the estimated fair value of the awards. The Company uses the Black-Scholes option pricing model to determine the fair value of options granted and recognizes the compensation cost of share-based awards on a straight- line basis over the vesting period of the award.

Boston Therapeutics, Inc.
(Formerly Avanyx Therapeutics, Inc.)
(A Development Stage Company)
Notes to Unaudited Condensed Financial Statements
For the three and six month periods ended June 30, 2012 and 2011 and Period from Inception (August 24, 2009) to June 30, 2012

   2.             SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES...continued

The determination of the fair value of share-based payment awards utilizing the Black-Scholes model is affected by the stock price and a number of assumptions, including expected volatility, expected life, risk-free interest rate and expected dividends. The Company does not have a history of market prices of the common stock as, and as such volatility is estimated using historical volatilities of similar public entities. The expected life of the awards is estimated based on the simplified method. The risk-free interest rate assumption is based on observed interest rates appropriate for the terms of our awards. The dividend yield assumption is based on history and expectation of paying no dividends. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Stock-based compensation expense is recognized in the financial statements on a straight- line basis over the vesting period, based on awards that are ultimately expected to vest.

The Company grants stock options to non-employee consultants from time to time in exchange for services performed for the Company. Equity instruments granted to non-employees are subject to periodic revaluation over their vesting terms. In general, the options vest over the contractual period of the respective consulting arrangement and, therefore, the Company revalues the options periodically and records additional compensation expense related to these options over the remaining vesting period.

Recent Accounting Pronouncements

Accounting Standards Update (“ASU”) 2011-08, Intangibles—Goodwill and Other (Topic 350): Testing Goodwill for Impairment, gives an entity the option in its annual goodwill impairment test to first assess revised qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. The amendment is effective for the Company’s tests performed for fiscal year 2011.  This statement is not expected to have a material impact on the Company’s results from operations.

3.             STOCKHOLDERS’ EQUITY

The Company is authorized to issue up to 5,000,000 shares of its $0.001 par value preferred stock and up to 100,000,000 shares of its $0.001 par value common stock.

Common Stock

On August 26, 2009, the Company issued 10,000,000 shares of its $0.001 par value common stock to its two founders.  Eight million shares were issued to the Company’s Chief Executive Officer (CEO), Chairman of the Board of Directors and co-founder, in exchange for a patent, a provisional patent and know-how. In accordance with ASC 845-10-S99, Transfers of Non-monetary Assets from Promoters or Shareholders, the transfer of nonmonetary assets to a company by its shareholders in exchange for stock prior to the Company’s initial public offering should be recorded at the transferor’s historical cost basis determined under GAAP.  As a result, the value of the patent, provisional patent and know-how was valued at the CEO’s historical cost basis of zero because no records exist to support an historical cost basis in accordance with GAAP. The patent and provisional patent were assigned to the Company on December 10, 2009.  The remaining 2,000,000 shares were issued to the co-founder for $10,000 in cash.

On March 31, 2010, the Company issued 20,000 shares of common stock for $10,000 cash to an investor.  On April 9, 2010, the Company issued 11,236 shares of common stock in exchange for $11,236 to a related party.  On October 4, 2010, the Company issued 10,000 shares for $10,000 cash to an investor.  On November 6, 2010, the Company issued 4,000,000 shares of common stock in connection with the merger transaction described in Note 1.

On June 21, 2011, the Company sold 2,035,470 shares for $508,867 in a private placement offering. During August 2011, an additional 56,000 shares were sold for $14,130 in the private placement.  On November 1, 2011, 80,500 shares were issued to a consultant for marketing services valued at $40,250.  On December 22, 2011, 10,000 shares were issued to a consultant for services rendered valued at $5,000.

On March 20, 2012 the Company entered into a subscription agreement to sell 20,000 shares of common stock at price per share of $1.10 and issue a warrant to purchase an additional 20,000 shares of common stock at $1.15 per share for gross proceeds of $22,000.   The warrant associated with the subscription agreement is exercisable immediately and has five year term.  The Company estimated the relative fair value of the warrant to be $9,000 using the Black Scholes model, which has been recorded as a component of permanent equity in additional paid in capital. On May 7, 2012, the subscription agreement closed and the Company issued 20,000 shares of its common stock for $22,000.

Boston Therapeutics, Inc.
(Formerly Avanyx Therapeutics, Inc.)
(A Development Stage Company)
Notes to Unaudited Condensed Financial Statements
For the three and six month periods ended June 30, 2012 and 2011 and Period from Inception (August 24, 2009) to June 30, 2012

    3.             STOCKHOLDERS’ EQUITY...continued

During June 2012, the Company issued 105,000 shares of its common stock in exchange for professional consulting services valued at $25,000. On June 29, 2012, the Company issued 1,000,000 shares to an affiliate of Advance Pharmaceutical Co., Ltd. (APC) in a private placement for net proceeds of $500,000. APC is licensed to distribute SUGARDOWN® in Hong Kong, China and Macau.  The Company reviewed the private placement issuance and determined that the issuance price of $0.50 per share approximates fair value as of the date of issuance.  No other issuances of preferred or common stock have been made during the period cover by the accompanying financial statements.

4.             STOCK OPTION  PLAN AND STOCK-BASED COMPENSATION

During the year ended December 31, 2010, the Company adopted a stock option plan entitled “The 2010 Stock Plan” (2010 Plan) under which the Company may grant options to purchase up to 5,000,000 shares of common stock. As of June 30, 2012 and 2011, there were 78,400 and 499,637 and options outstanding under the 2010 Plan, respectively.

During the year ended December 31, 2011, the Company adopted a non-qualified stock option plan entitled “2011 Non-Qualified Stock Plan” (2011 Plan) under which the Company may grant options to purchase 2,100,000 shares of common stock.  As of June 30, 2012, there were 1,800,000 options outstanding under the 2011 Plan. There were no options outstanding as of June 30, 2011 under the 2011 Plan.

Under the terms of the stock plans, the Board of Directors shall specify the exercise price and vesting period of each stock option on the grant date. Vesting of the options is typically three to four years and the options expire ten years from the date of grant.

The fair value of stock options granted or revalued for six months ended June 30, 2012 and 2011 was calculated with the following assumptions:

	2012	2011
Risk-free interest rate	0.43 - 1.27%	0.60 - 0.84%
Expected dividend yield	0%	0%
Volatility factor	90%	90%
Expected life of option	3.15 - 7.0 years	4.75 - 10.0 years

The weighted-average fair value of stock options granted during the periods ended June 30, 2012 and 2011, under the Black-Scholes option pricing model was $0.21 and $0.21 per share, respectively.

The Company recognized $43,384 and $4,261 of stock-based compensation costs in the accompanying statement of operations for the three months ended June 30, 2012  and  2011,  respectively.  The Company recognized $116,866 and $13,118 of  stock-based compensation costs in the accompanying statement of operations for the six months ended June 30, 2012 and 2011, respectively. No actual tax benefit was realized from stock option exercises  during these  periods. As of June 30, 2012, there was $317,270 of unrecognized compensation expense related to non-vested stock option awards that is expected to be recognized over a weighted average period of 1.6 years.

The following table summarizes the activity under the Stock Plans:

	Shares	Exercise Price Per Share	Weighted Average Exercise Price

Outstanding as of December 31, 2011	1,578,400	$0.10-1.85	0.19
Granted	300,000	0.10	0.10
Exercised	-	-	-
Options forfeited/cancelled	-	-	-
Outstanding as of June 30, 2012	1,878,400	0.10-1.85	0.17

Boston Therapeutics, Inc.
(Formerly Avanyx Therapeutics, Inc.)
(A Development Stage Company)
Notes to Unaudited Condensed Financial Statements
For the three and six month periods ended June 30, 2012 and 2011 and Period from Inception (August 24, 2009) to June 30, 2012

    4.             STOCK OPTION  PLAN AND STOCK-BASED COMPENSATION...continued

The following table summarizes information about stock options that are vested or expected to vest at June 30, 2012:

	Vested or Expected to Vest				Exercisable Options

Exercise	Number of	Weighted	Weighted	Aggregate	Aggregate	Weighted	Weighted	Aggregate
Price	Options	Average	Average	Intrinsic	Intrinsic	Average	Average	Intrinsic
		Exercise	Remaining	Value	Value	Exercise Price	Remaining	Value
		Price Per	Contractual			Per Share	Contractual
		Share	Life (Years)				Life (Years)
$0.10	1,800,000	0.10	4.41	$738,000	1,093,750	0.10	4.50	$448,438
1.85	78,400	1.85	3.15	-	58,800	1.85	3.15	-

$0.10-1.85	1,878,400	0.17	4.36	$738,000	1,152,550	0.19	4.43	$448,438

At June 30,  2012,  the Company  has  300,000  and 4,921,600  options  available for grant under  the 2011  Plan  and  2010  Plan, respectively.

5.             RELATED PARTY TRANSACTIONS

Through December 31, 2011, the CEO advanced $197,820 to the Company and $60,000 to Target to fund start-up costs and operations of the Company and Target.  Advances by the CEO carry an interest rate of 6.5% and were due on June 29, 2013. On May 7, 2012, the Company’s CEO and COO entered into promissory notes to advance to the Company an aggregate of $40,000.  The notes accrue interest at 6.5% per year and are due June 30, 2013.  As of June 30, 2012, and December 31, 2011, $33,996 and $25,641, respectively, of accrued interest had been included in accrued expenses on the accompanying balance sheet.  On August 6, 2012, the outstanding notes of $297,820 were amended to extend the maturity dates to June 29, 2014. The CEO intends, but is not legally obligated, to fund the Company’s operations in this manner until the Company raises sufficient capital.

6.             INTANGIBLE ASSETS

The SUGARDOWN® technology and provisional patents are being amortized on a straight-line basis over their useful lives of 14 years.  Goodwill is not amortized, but is evaluated annually for impairment.

Intangible assets consist of the following at June 30, 2012 and December 31, 2011:

	2012	2011
SUGARDOWN® technology and provisional patents	$900,000	$900,000
Less accumulated amortization	(107,143)	(75,000)
Intangible assets, net	$792,857	$825,000

Amortization expense was $16,071 and $32,143 for the three and six months ended June 30, 2012 and 2011, respectively.

7.             COMMITMENTS AND CONTINGENCIES

The Company entered into a three year lease agreement for their office facility commencing August 1, 2012 which requires monthly installment payments of $2,125 in year one, $2,208 in year two and $2,292 in year three. The lease continues through July 31, 2015 for a total future contractual obligation of $79,500.

Boston Therapeutics, Inc.
(Formerly Avanyx Therapeutics, Inc.)
(A Development Stage Company)
Notes to Unaudited Condensed Financial Statements
For the three and six month periods ended June 30, 2012 and 2011 and Period from Inception (August 24, 2009) to June 30, 2012

8.             SUBSEQUENT  EVENTS

The Company has evaluated events and transactions that occurred from June 30, 2012 through the date of filing, for possible disclosure and recognition in the financial statements. Except as discussed below, the Company did not have any material subsequent events that impact its financial statements or disclosures.

On August 6, 2012, the outstanding notes of $297,820 were amended to extend the various maturity dates to June 29, 2014.

On July 8, 2012, the Company entered into a consulting agreement whereby the Company will pay the consultant a combination of $4,000 cash and 7,500 shares of restricted stock per month during the first 90 days, with an increase to $5,000 cash and 7,500 shares of restricted stock per month if the agreement extends beyond the first 90 days.  The agreement is on a month-to-month basis.

On September 1, 2012, the Company granted a consultant a non-qualified stock option to purchase up to 500,000 shares of the Company’s common stock at an exercise price of $0.51 per share.  The option has a 7 year term and vests 25% upon grant with the balance vesting in 6 equal quarterly installments at the end of each calendar quarter starting on December 31, 2012.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and stockholders of
Boston Therapeutics, Inc.
Manchester, New Hampshire

We have audited the accompanying balance sheets of Boston Therapeutics, Inc. (a development stage company) as of December 31, 2011 and 2010, and the related statements of operations, changes in stockholders’ equity (deficit) and cash flows for the years then ended and for the period from inception (August 24, 2009) to December 31, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements for the period from inception (August 24, 2009) to December 31, 2009 were audited by other auditors and our opinion, insofar as it relates to cumulative amounts included for such prior periods, is based solely on the report of other such auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of Boston Therapeutics, Inc. as of December 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended and for the period from inception (August 24, 2009) to December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company’s limited resources and operating history, as well as operating losses raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ McGladrey & Pullen, LLP
Boston, Massachusetts
March 30, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and stockholders of Boston Therapeutics, Inc. (formerly Avanyx Therapeutics, Inc.) Manchester, New Hampshire

We have audited the statement of operations, changes in stockholders’ deficit and cash flows of Boston Therapeutics, Inc. (formerly Avanyx Therapeutics, Inc.) (a development stage company) for the period from August 24, 2009 (date of inception) to December 31, 2009 (not separately presented herein). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Boston Therapeutics, Inc. for the period from August 24, 2009 (date of inception) to December 31, 2009 (not separately presented herein) in conformity with accounting principles generally accepted in the United States of America.
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.  As discussed in Note 1 to the financial statements, the Company’s limited resources and operating history, as well as operating losses raise substantial doubt about its ability to continue as a going concern.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ CATURANO AND COMPANY, INC.

September 17, 2010
Boston, Massachusetts

Boston Therapeutics, Inc.
(Formerly Avanyx Therapeutics, Inc.)
(A Development Stage Company)
Balance Sheets
December 31, 2011 and 2010

	December 31, 2011	December 31, 2010
ASSETS
Cash	$225,995	$15,193
Prepaid expenses	5,331	1,728
Inventory, net	23,596	4,149
Total current assets	254,922	21,070

Intangible assets	825,000	889,286
Goodwill	69,782	69,782

Total assets	$1,149,704	$980,138

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
Accounts payable	$341,873	$45,917
Accrued expenses	125,316	222,512
Total current liabilities	467,189	268,429

Advances - related party	257,820	177,820
Total liabilities	725,009	446,249

COMMITMENTS AND CONTINGENCIES

Stockholders’ equity:
Stockholders’ equity:
Preferred stock, $0.001 par value, 5,000,000 shares authorized, none issued and outstanding	-	-

Common stock, $0.001 par value, 100,000,000 shares authorized, 16,223,206 and 14,041,236 shares issued and outstanding at December 31, 2011 and 2010, respectively	16,223	14,041
Additional paid-in capital	1,621,756	905,964
Deficit accumulated during the development stage	(1,213,284)	(386,116)
Total stockholders’ equity	424,695	533,889

Total liabilities and stockholders’ equity	$1,149,704	$980,138

The accompanying notes are an integral part of these financial statements.

Boston Therapeutics, Inc.
(Formerly Avanyx Therapeutics, Inc.)
(A Development Stage Company)
Statements of Operations
For the Years Ended December 31, 2011 and 2010
and the Periods from Inception (August 24, 2009) through December 31, 2011
	Year Ended December 31, 2011	Year Ended December 31, 2010	Period From Inception (August 24, 2009) to December 31, 2011

Revenue	$4,112	$428	$4,540

Cost of goods sold	6,375	398	6,773

Gross margin	(2,263)	30	(2,233)

Operating expenses:
Research and development	194,276	10,772	205,048
Sales and marketing	206,517	3,676	210,193
General and administrative	408,454	226,790	772,138
Total operating expenses	809,247	241,238	1,187,379

Operating loss	(811,510)	(241,208)	(1,189,612)

Interest expense-related party	15,658	7,087	23,672

Net loss	$(827,168)	$(248,295)	$(1,213,284)

Net loss per share - basic and diluted	$(0.05)	$(0.02)

Weighted average shares outstanding basic and diluted	15,147,196	10,699,567

The accompanying notes are an integral part of these financial statements.

Boston Therapeutics, Inc.
(Formerly Avanyx Therapeutics, Inc.)
(A Development Stage Company)
Statement of Changes in Stockholders' Equity (Deficit)
For the years ended December 31, 2011 and 2010 and Period from Inception (August 24, 2009) to December 31, 2011
			Additional	Deficit Accumulated	Total
	Common Stock		Paid-in	During the	Stockholders'
	Shares	Amount	Capital	Development Stage	Equity (Deficit)
Inception, August 24, 2009	-	$-	$-	$-	$-

Issuance of common stock	10,000,000	10,000	-	-	10,000

Net loss	-	-	-	(137,821)	(137,821)

Balance, December 31, 2009	10,000,000	10,000	-	(137,821)	(127,821)

Issuance of common stock	41,236	41	31,195	-	31,236

Stock based compensation	-	-	122	-	122

Issuance of common stock to acquire Boston Therapeutics, Inc. (See Note 7)	4,000,000	4,000	874,647	-	878,647

Net loss	-	-	-	(248,295)	(248,295)

Balance, December 31, 2010	14,041,236	14,041	905,964	(386,116)	533,889

Issuance of common stock	2,091,470	2,091	520,906	-	522,997

Issuance of common stock in exchange for consulting services	90,500	91	45,159	-	45,250

Stock based compensation	-	-	149,727	-	149,727

Net loss	-	-	-	(827,168)	(827,168)

Balance, December 31 , 2011	16,223,206	$16,223	$1,621,756	$(1,213,284)	$424,695

The accompanying notes are an integral part of these financial statements.

Boston Therapeutics, Inc.
(Formerly Avanyx Therapeutics, Inc.)
(A Development Stage Company)
Statements of Cash Flows
For the Years Ended December 31, 2011 and 2010
and the Periods from Inception (August 24, 2009) through December 31, 2011

	The Year Ended December 31, 2011	The Year Ended December 31, 2010	Period From Inception (August 24, 2009) to December 31, 2011
Cash flows from operating activities:
Net loss	$(827,168)	$(248,295)	$(1,213,284)
Adjustments to reconcile net loss to cash
used in operating activities:
Amortization of intangible assets	64,286	10,714	75,000
Stock based compensation	149,727	122	149,849
Issuance of common stock in exchange for consulting services	45,250	-	45,250
Changes in:
Inventory	(19,447)	221	(19,226)
Prepaid expenses	(3,603)	1,189	(2,414)
Accounts payable	295,956	(2,337)	341,873
Accrued expenses	(97,196)	121,416	78,497

Net cash used in operating activities	(392,195)	(116,970)	(544,455)

Cash flows from investing activities:
Net cash acquired in acquisition of Boston Therapeutics, Inc.	-	8,397	8,397
Net cash provided by investing activities	-	8,397	8,397

Cash flows from financing activities
Proceeds from advances - related party	80,000	69,000	197,820
Proceeds from issuance of common stock - related party	-	11,236	21,236
Proceeds from issuance of common stock	522,997	20,000	542,997
Net cash provided by financing activities	602,997	100,236	762,053

Net increase (decrease) in cash and cash equivalents	210,802	(8,337)	225,995
Cash and cash equivalents, beginning of period	15,193	23,530	-

Cash and cash equivalents, end of period	$225,995	$15,193	$225,995

Supplemental disclosure of cash flow information:

Cash paid during the period for:
Interest	$-	$-	$-

Income taxes	$-	$-	$-

Acquisition of Boston Therapeutics, Inc.:
Fair value of assets acquired		$985,466	$985,466
Assumed liabilities		(106,819)	(106,819)
Fair value of common stock issued		$878,647	$878,647

The accompanying notes are an integral part of these financial statements.

Boston Therapeutics, Inc.
(Formerly Avanyx Therapeutics, Inc.)
(A Development Stage Company)
Notes to Financial Statements
For the years ended December 31, 2011 and 2010 and Period from Inception (August 24, 2009) to December 31, 2011

1. GENERAL ORGANIZATION AND BUSINESS

Boston Therapeutics, Inc. (the “Company”) was formed as a Delaware corporation on August 24, 2009 under the name Avanyx Therapeutics, Inc. On November 10, 2010, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Boston Therapeutics, Inc., a New Hampshire corporation (“Target”) providing for the merger of Target into the Company with the Company being the surviving entity (the “Merger”), the issuance by the Company of 4,000,000 shares of common stock to the stockholders of Target in exchange for 100% of the outstanding common stock of Target, and the change of the Company’s name to Boston Therapeutics, Inc. David Platt, the Company’s Chief Executive Officer and Chief Financial Officer, is a founder of Target and was a director and minority stockholder of Target at the time of the Merger. Dr. Platt received 400,000 shares of the Company’s common stock in connection with the Merger. Kenneth A. Tassey, Jr., who became the Company’s President shortly after the Merger, was the Chief Executive Officer, President and principal stockholder of Target at the time of the Merger. Mr. Tassey received 3,200,000 shares of our common stock in connection with the Merger. The Company’s primary business is the development and commercialization of therapeutic drugs and dietary supplements to treat diabetes and inflammatory diseases.  We are currently focusing on three products: SUGARDOWN®, a complex carbohydrate-based chewable dietary supplement that we are currently marketing, PAZ320, a non-systemic, chewable drug candidate for reduction of blood glucose in diabetics currently in Phase ll clinical trial, and IPOXYN™, an injectable anti-hypoxia drug that we are currently developing to treat lower limb ischemia.

The Company has minimal operations and is considered to be in the development stage as of December 31, 2011. The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The Company is a recently formed entity with limited resources and operating history. As shown in the accompanying financial statements, the Company has incurred net losses of $1,213,284 for the period from August 24, 2009 (inception) to December 31, 2011 and has negative working capital of $212,267 as of December 31, 2011. The future of the Company is dependent upon its ability to obtain financing and upon future profitable operations from the development of its new business opportunities.

Management has plans to seek additional capital through private placements and public offerings of its common stock. There can be no assurance that the Company will be successful in accomplishing its objectives. Without such additional capital, the Company may be required to cease operations.

These conditions raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event the Company cannot continue in existence.

2. SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES

Basis of Presentation
The financial statements have been prepared in conformity with accounting principles generally accepting in the United States of America (“US GAAP”).

Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Segment Information
Operating segments are identified as components of an enterprise about which separate, discrete financial information is available for evaluation by the chief operating decision-maker, or decision-making group, in making decisions on how to allocate resources and assess performance. The Company views its operations and manages its business as one operating segment.

Boston Therapeutics, Inc.
(Formerly Avanyx Therapeutics, Inc.)
(A Development Stage Company)
Notes to Financial Statements
For the years ended December 31, 2011 and 2010 and Period from Inception (August 24, 2009) to December 31, 2011

2. SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES...continued

Cash and Cash Equivalents
For purposes of reporting within the statement of cash flows, the Company considers all cash on hand, cash accounts not subject to withdrawal restrictions or penalties, and all highly liquid investments with original maturities of 90 days or less at the time of acquisition to be cash equivalents.  The Company maintains its cash in institutions insured by the Federal Deposit Insurance Corporation.

Revenue Recognition
The Company generates revenues from sales of SUGARDOWN®. Revenue is recognized when there is persuasive evidence that an arrangement exists, the price is fixed and determinable, the product is shipped and collectability is reasonably assured. Revenue is recognized as product is shipped from an outside fulfillment operation. Terms of product sales contain no contractual rights of return or multiple elements. In practice, the Company has not experienced or granted returns of product. Shipping fees charged to customers are included in revenue and shipping costs are included in costs of sales.

Inventory
Inventory consists of raw materials and finished goods of SUGARDOWN®. Inventories are stated at the lower of cost (first-in, first-out) or market, not in excess of net realizable value. The Company adjusts the carrying value of its inventory for excess and obsolete inventory. This adjustment for the years ended December 31, 2011 and 2010 was $1,667 and $0, respectively. The Company continues to monitor the valuation of its inventories.

Intangible Assets
Intangible assets consist of identifiable finite-lived assets acquired in business acquisitions. Acquired intangible assets are recorded at fair value on the date of acquisition. Certain acquired intangible assets, including developed technology, products and trade names, are amortized over their economic useful lives on a straight line basis.

Goodwill
The Company tests goodwill for impairment in the fourth quarter of each year or more frequently if events or changes in circumstances indicate that the asset might be impaired. The test is based on a comparison of the reporting unit’s book value to its estimated fair value. The Company has concluded that no impairment existed at the 2011 testing date. A considerable amount of judgment is required in calculating this impairment analysis, principally in determining financial forecasts and discount rates. Differences in actual cash flows as compared to the discounted cash flows could require the Company to record an impairment loss in the future.

Impairment of Long-lived Assets
The Company reviews long-lived assets, which include the Company’s intangible assets, for impairment whenever events or changes in business circumstances indicate that the carrying amounts of the assets may not be fully recoverable. Future undiscounted cash flows of the underlying assets are compared to the assets’ carrying values. Adjustments to fair value are made if the sum of expected future undiscounted cash flows is less than book value. To date, no adjustments for impairment have been made.

Loss per Share
Basic net loss per share is computed based on the net loss for the period divided by the weighted average actual shares outstanding during the period. Diluted net loss per share is computed based on the net loss for the period divided by the weighted average number of common shares and common equivalent shares outstanding during each period unless the effect of such common equivalent shares would be anti-dilutive. Common stock equivalents represent the dilutive effect of the assumed exercise of certain outstanding stock options using the treasury stock method. The weighted average number of common shares for the years ended December 31, 2011 and 2010 did not include consideration of 1,578,400 and 78,400 common stock options, respectively, because of their anti-dilutive effect.

Income Taxes
The Company accounts for income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or be settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided when it is more likely than not that some portion of the gross deferred tax asset will not be realized.

Boston Therapeutics, Inc.
(Formerly Avanyx Therapeutics, Inc.)
(A Development Stage Company)
Notes to Financial Statements
For the years ended December 31, 2011 and 2010 and Period from Inception (August 24, 2009) to December 31, 2011

2. SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES...continued

Fair Value of Financial Instruments
The Company’s financial instruments consist of cash and cash equivalents, accounts payable, accrued expenses, and notes payable. The carrying value of cash and cash equivalents, accounts payable and accrued expenses approximates fair value due to their short-term nature.

The carrying value of the notes payable as of December 31, 2011 and 2010, is not materially different from the fair value of the notes payable.

Concentration of Credit Risk
Financial instruments that potentially subject the Company to concentrations of credit risk are principally cash and cash equivalents. The Company places its cash and cash equivalents in highly rated financial institutions. The Company maintains cash and cash equivalent balances with financial institutions that occasionally exceed federally insured limits. The Company has not experienced any losses related to these balances, and management believes its credit risk to be minimal.

Stock-Based Compensation
Stock–based compensation, including grants of employee and non-employee stock options and modifications to existing stock options, is recognized in the income statement based on the estimated fair value of the awards. The Company uses the Black-Scholes option pricing model to determine the fair value of options granted and recognizes the compensation cost of share-based awards on a straight-line basis over the vesting period of the award.

The determination of the fair value of share-based payment awards utilizing the Black-Scholes model is affected by the stock price and a number of assumptions, including expected volatility, expected life, risk-free interest rate and expected dividends. The Company does not have a history of market prices of the common stock as, and as such volatility is estimated using historical volatilities of similar public entities. The expected life of the awards is estimated based on the simplified method. The risk-free interest rate assumption is based on observed interest rates appropriate for the terms of our awards. The dividend yield assumption is based on history and expectation of paying no dividends. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Stock-based compensation expense is recognized in the financial statements on a straight-line basis over the vesting period, based on awards that are ultimately expected to vest.

The Company grants stock options to non-employee consultants from time to time in exchange for services performed for the Company. Equity instruments granted to non-employees are subject to periodic revaluation over their vesting terms. In general, the options vest over the contractual period of the respective consulting arrangement and, therefore, the Company revalues the options periodically and records additional compensation expense related to these options over the remaining vesting period.

The fair value of stock options granted was calculated with the following assumptions:

	2011	2010
Risk-free interest rate	0.28-0.77%	0.54-0.84%
Expected dividend yield	0%	0%
Volatility factor	90%	90%
Expected life of option	4.75-5.0 years	3.75-4.75 years

The weighted-average fair value of stock options granted during the years ended December 31, 2011 and 2010, under the Black-Scholes option pricing model was $0.20 and $0.08 per share, respectively. For the years ended December 31, 2011 and 2010, the Company recorded stock-based compensation expense of $149,727 and $122, respectively, in connection with share-based payment awards. As of December 31, 2011, there was $172,953 of unrecognized compensation expense related to non-vested stock option awards that is expected to be recognized over a weighted-average period of 2.1 years.

Boston Therapeutics, Inc.
(Formerly Avanyx Therapeutics, Inc.)
(A Development Stage Company)
Notes to Financial Statements
For the years ended December 31, 2011 and 2010 and Period from Inception (August 24, 2009) to December 31, 2011

2. SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES...continued

Recent Accounting Pronouncements
Accounting Standards Update (“ASU”) 2010-28, Intangibles – Goodwill and Other (Topic 350) - When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts - a consensus of the FASB Emerging Issues Task Force, modifies Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that a goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that an impairment may exist. The amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011.

ASU 2011-08, Intangibles—Goodwill and Other (Topic 350): Testing Goodwill for Impairment
This ASU gives an entity the option in its annual goodwill impairment test to first assess revised qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. The amendments are effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011.

3. INVENTORIES
Inventories consist of material, labor and manufacturing overhead and are recorded at the lower of cost, using the weighted average cost method, or net realizable value.

The components of inventories at December 31, 2011 and 2010, net of inventory reserves, were as follows:

	2011	2010
Raw materials	$23,034	$956
Finished goods	562	3,193
TotaTotal	$23,596	$4,419

The Company periodically reviews quantities of inventory on hand and compares these amounts to expected usage of each particular product or product line. The Company records, as a charge to cost of sales, any amounts required to reduce the carrying value to net realizable value.

4. STOCKHOLDERS’ EQUITY

The Company is authorized to issue up to 5,000,000 shares of its $0.001 par value preferred stock and up to 100,000,000 shares of its $0.001 par value common stock.

Preferred Stock

No shares of preferred stock have been issued and the terms of such preferred stock have not been designated by the Board of Directors.

Common Stock

On August 26, 2009, the Company issued 10,000,000 shares of its $0.001 par value common stock to its two founders. Eight million shares were issued to the Company’s Chief Executive Officer (CEO), Chairman of the Board of Directors and co-founder, in exchange for a patent, a provisional patent and know-how. In accordance with ASC 845-10-S99, Transfers of Non-monetary Assets from Promoters or Shareholders, the transfer of nonmonetary assets to a company by its shareholders in exchange for stock prior to the Company’s initial public offering should be recorded at the transferor’s historical cost basis determined under GAAP. As a result, the value of the patent, provisional patent and know-how was valued at the CEO’s historical cost basis of zero because no records exist to support an historical cost basis in accordance with GAAP. The patent and provisional patent were assigned to the Company on December 10, 2009. The remaining 2,000,000 shares were issued to the co-founder for $10,000 in cash.

Boston Therapeutics, Inc.
(Formerly Avanyx Therapeutics, Inc.)
(A Development Stage Company)
Notes to Financial Statements
For the years ended December 31, 2011 and 2010 and Period from Inception (August 24, 2009) to December 31, 2011

4. STOCKHOLDERS’ EQUITY...continued

On March 31, 2010, the Company issued 20,000 shares of common stock for $10,000 cash to an investor. On April 9, 2010, the Company issued 11,236 shares of common stock in exchange for $11,236 to a related party. On October 4, 2010, the Company issued 10,000 shares for $10,000 cash to an investor. On November 6, 2010, the Company issued 4,000,000 shares of common stock in connection with the merger transaction described in Note 7.

On June 21, 2011, the Company sold 2,035,470 shares for $508,867 in a private placement offering. During August 2011, an additional 56,000 shares were sold for $14,130 in the private placement. On November 1, 2011, 80,500 shares were issued to a consultant for marketing services valued at $40,250. On December 22, 2011, 10,000 shares were issued to a consultant for services rendered valued at $5,000. No other issuances of preferred or common stock have been made.

5. STOCK OPTION PLAN AND STOCK-BASED COMPENSATION

During the year ended December 31, 2010, the Company adopted a stock option plan entitled “The 2010 Stock Plan” (2010 Plan) under which the Company may grant options to purchase up to 5,000,000 shares of common stock. As of December 31, 2011, there were 78,400 options outstanding under the 2010 Plan.

During the year ended December 31, 2011, the Company adopted a non-qualified stock option plan entitled “2011 Non-Qualified Stock Plan” (2011 Plan) under which the Company may grant options to purchase 2,100,000 shares of common stock. As of December 31, 2011, there were 1,500,000 options outstanding under the 2011 Plan.

Under the terms of the stock plans, the Board of Directors shall specify the exercise price and vesting period of each stock option on the grant date. Vesting of the options is typically three to four years and the options expire ten years from the date of grant.

The following table summarizes the activity under the Stock Plans.
	Shares	Exercise Price Per Share	Weighted Average Exercise Price

Balance at December 31, 2009	-	$-	$-
Granted	78,400	1.85	1.85
Exercised	-		-
Options forfeited/cancelled	-	-	-
Outstanding, December 31, 2010	78,400	1.85	1.85
Granted	1,921,237	0.10 to 0.25	0.13
Exercised	-		-
Options forfeited/cancelled	(421,237)	0.25	0.25
Outstanding, December 31, 2011	1,578,400	$0.10 to 1.85	$0.19

Boston Therapeutics, Inc.
(Formerly Avanyx Therapeutics, Inc.)
(A Development Stage Company)
Notes to Financial Statements
For the years ended December 31, 2011 and 2010 and Period from Inception (August 24, 2009) to December 31, 2011

5. STOCK OPTION PLAN AND STOCK-BASED COMPENSATION...continued

The following table summarizes information about stock options that are vested or expected to vest at December 31, 2011:

	Vested or Expected to Vest				Exercisable Options
Exercise Price	Number of Options	Weighted Average Exercise Price Per Share	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value	Number of Shares Exercisable	Weighted Average Exercise Price Per Share	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
$0.10	1,500,000	0.10	4.75	$219,900	656,250	0.10	4.75	$96,206
1.85	78,400	1.85	3.75	-	39,200	1.85	3.75	-
$0.10 – 1.85	1,578,400	0.19	4.70	$219,900	695,450	0.20	4.69	$96,206

The weighted-average remaining contractual life for options exercisable at December 31, 2011 is 4.70 years. At December 31, 2011 the Company has 600,000 and 4,921,600 options available for grant under the 2011 Plan and 2010 Plan, respectively.

The intrinsic value for fully vested, exercisable options was $96,206 and $0 at December 31, 2011 and 2010, respectively. No actual tax benefit was realized from stock option exercises during these periods.

6. RELATED PARTY TRANSACTIONS

Since inception, the CEO has advanced $197,820 to the Company and $60,000 to Target to fund start-up costs and operations of the Company and Target. The liability for Target advances was assumed by the Company upon closing of the Merger described in Note 7. These advances had a scheduled maturity date of June 30, 2012 and carry an annual interest rate of 6.5%. As of December 31, 2011 and 2010, $25,641 and $9,983 of accrued interest, respectively, is included in accrued expenses on the accompanying balance sheet. The CEO intends, but is not legally obligated, to fund the Company’s operations in this manner until the Company raises sufficient capital. As discussed in Note 11, the Advances were amended subsequent to the year ended December 31, 2011 to extend the maturity dates to June 29, 2013.

7. ACQUISITION

Pursuant to the Agreement, and Plan of Merger dated November 10, 2010, between the Company and Target, the Company issued 4,000,000 shares of its common stock to the stockholders of Target in exchange for all the outstanding common stock of BTI. Under the terms of the agreement, Target merged into the Company with the Company being the surviving entity and the Company’s name was changed to Boston Therapeutics, Inc.

The total consideration consisted of 4,000,000 shares of the Company in exchange for all the issued and outstanding shares of Target. The liability for Target Advances was assumed by the Company upon closing of the Merger described in Note 7. A valuation of the Company’s common stock was performed resulting in a fair value per share of $0.2466. The adjusted net assets approach was selected to value the Stockholders' equity of the Company. This approach was deemed to be the most relevant method due to the lack of market transactions and a lack of available financial projections as of the valuation date. Based on the 4,000,000 shares of common stock issued for Target the total consideration was valued at $986,400. However, because the Company’s CEO was a 10% shareholder of Target, 10% of Target was valued at his historical cost basis and 90% of Target was valued at its fair value of $878,647. The acquisition of Target includes SUGARDOWN®, a ready for market dietary supplement to reduce the sharp spikes in blood sugar associated with eating high carbohydrate foods.

Boston Therapeutics, Inc.
(Formerly Avanyx Therapeutics, Inc.)
(A Development Stage Company)
Notes to Financial Statements
For the years ended December 31, 2011 and 2010 and Period from Inception (August 24, 2009) to December 31, 2011

7. ACQUISITION...continued

The following table summarizes the fair value assigned to the acquired assets and liabilities:

Cash	$8,397
Inventory	4,370
Prepaid expense	2,917
Accounts payable and accrued expenses	(46,819)
Note payable shareholder	(60,000)
SUGARDOWN® technology and provisional patent	900,000
Net assets acquired	808,865
Goodwill	69,782

$878,647

The fair value of SUGARDOWN® was determined by estimating future cash flows associated with SUGARDOWN® and applying a 20% discount factor. The selected discount rate was based upon contemplating the inherent risk of the cash flows to the assets. The estimated useful life was determined to be 14 years based on the period of the associated estimated future cash flows. The fair value of the consideration exceeded the net assets acquired resulting in goodwill. The Company does not expect any of the goodwill to be deductible for tax purposes.

The Company’s Statement of Operations includes the results of operations of Target since the date of the acquisition.

Pro Forma Combined Results (unaudited)
The following unaudited pro forma financial information represents the combined results of operations of the Company and Target as if the acquisition had happened January 1, 2010. The unaudited pro forma results are not necessarily indicative of future results or the results that would have occurred had the acquisitions been consummated on January 1, 2010.
For the year ended December 31, 2010

Pro forma revenue	$3,377
Pro forma net loss	(352,176)
Pro forma basic and diluted loss per share	$(0.02)

Pro forma adjustments include increased amortization of acquired intangible assets of $53,571 for the year ended December 31, 2010.

8. INTANGIBLE ASSETS

The SUGARDOWN® technology and provisional patents, which were obtained through the acquisition of the Target in 2010 are being amortized on a straight-line basis over their estimated useful lives of 14 years.

Intangible assets consist of the following:
	December 31,
	2011	2010
SUGARDOWN® technology and provisional patents	$900,000	$900,000
Less accumulated amortization	(75,000)	(10,714)
Intangible assets, net	$825,000	$889,286

Amortization expense for the years ended December 31, 2011 and 2010, was $64,286 and $10,714, respectively.

Boston Therapeutics, Inc.
(Formerly Avanyx Therapeutics, Inc.)
(A Development Stage Company)
Notes to Financial Statements
For the years ended December 31, 2011 and 2010 and Period from Inception (August 24, 2009) to December 31, 2011

8. INTANGIBLE ASSETS...continued

The estimated remaining amortization expense related to intangible assets with finite lives for each of the five succeeding years and thereafter is as follows:
Year ending December 31:

2012	$64,286
2013	64,286
2014	64,286
2015	64,286
2016	64,286
Thereafter	503,570
$825,000

9. PROVISION FOR INCOME TAXES

Temporary differences that give rise to significant deferred tax assets are as follows:

	December 31,
	2011	2010
Start-up costs	$21,786	$21,786
Net operating loss carryforward	466,803	133,703
Valuation allowance	(488,589)	(155,489)
Net deferred tax asset	$-	$-

As of December 31, 2011 and 2010, the Company had a deferred tax asset of $21,786 related to start-up costs which are amortizable for tax purposes. The Company also had a deferred tax asset related to net operating loss carryforwards of $1,213,284 and $ 386,116 that expire through 2031 as of December 31, 2011 and 2010, respectively.

The Company has provided a full valuation allowance for deferred tax assets since, based on the weight of available evidence, it is more likely than not that these benefits will not be realized. During 2011, the Company increased its valuation allowance by $333,100 due to the continued likelihood that realization of any future benefit from deductible temporary differences and net operating loss carryforwards cannot be sufficiently assured at December 31, 2011.

The primary factors affecting the Company’s income tax rate for the years ended December 31, 2011 and 2010 are as follows:

	2011	2010
Tax benefit at U.S. statutory rate	(34.0%)	(34.0%)
State tax benefit	(6.3%)	(6.3%)
Valuation allowance	40.3%	40.3%
	0.0%	0.0%

The Company applies the provisions of Financial Accounting Standard Board (FASB) Accounting Standard Codification (ASC) 740-10, Income Taxes, (originally issued as FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes). The Company has not recognized any liability for unrecognized tax benefits and does not believe there is any uncertainty with respect to its tax position. The Company’s policy with respect to unrecognized tax benefits is to recognize interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses.

Boston Therapeutics, Inc.
(Formerly Avanyx Therapeutics, Inc.)
(A Development Stage Company)
Notes to Financial Statements
For the years ended December 31, 2011 and 2010 and Period from Inception (August 24, 2009) to December 31, 2011

10. COMMITMENTS AND CONTINGENCIES

During the three months ended March 31, 2011, the Company entered into an agreement with a consultant whereby the consultant accrued monthly fees, commencing February 15, 2011, of $10,000 to be paid should the Company raise $1,000,000 in equity capital from investors prior to January 15, 2012. The Company terminated the agreement with the consultant in the quarter ended June 30, 2011. The Company did not raise $1,000,000 in equity capital prior to January 15, 2012, and as a result the Company is not obligated to pay the consultant $25,000 under the terms of the agreement as of the date of termination.

The Company entered into a lease arrangement in December 2011 which requires monthly installment payments of $557 through June 30, 2012 for a total future contractual obligation of $3,342.

11. SUBSEQUENT EVENTS

The Company has evaluated events and transactions that occurred from December 31, 2011 through the date of filing for possible disclosure and recognition in the financial statements.  Except as discussed below, the Company did not have any material subsequent events that impact its financial statements or disclosures.

On January 16, 2012, the outstanding notes of $257,820 were amended to extend the various maturity dates to June 29, 2013.

On January 1, 2012 the Company issued a non-qualified stock option under the 2011 Plan to a consultant to purchase up to 200,000 shares of common stock at an exercise price of $0.10 per share.

On February 1, 2012 the Company issued a non-qualified stock option under the 2011 Plan to a consultant to purchase up to 100,000 shares of common stock at an exercise price of $0.10 per share.